PRIVATE PLACEMENT MEMORANDUM **STRICTLY CONFIDENTIAL**




05009647


SEC MAIL
RECEIVED
PROCESSING
JUL 11 2005
WASH, D.C. 20549
SECTION

File # 82-34856

Common Shares

Offering Memorandum

Accompanying this Offering Memorandum (the "Memorandum") is the Canadian final short form prospectus of Deer Creek Energy Limited (the "Corporation"), dated June 23, 2005 (together with the documents incorporated therein by reference, the "Canadian Prospectus"). The Canadian Prospectus is incorporated herein by reference and this Memorandum is qualified in its entirety by the more detailed information contained in the Canadian Prospectus.

The Underwriting Agreement between the Corporation and the Underwriters (the "Underwriting Agreement") provides that the Common Shares purchased by the Underwriters thereunder may be resold in the United States pursuant to Rule 144A ("Rule 144A") of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). In that regard, the Common Shares are being offered hereby in the United States pursuant to Rule 144A only to persons who are "qualified institutional buyers" within the meaning of Rule 144A ("Qualified Institutional Buyers"), and each purchaser of the Common Shares is hereby notified that the offer and sale of Common Shares to it is being made in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A. In addition, the Underwriting Agreement also provides that the Common Shares purchased by the Underwriters thereunder may be resold in the United States to a limited number of institutional "accredited investors", as such term is defined in Rule 501(a)(1), (2), (3) or (7) under the U.S. Securities Act ("Institutional Accredited Investors"). All offers and sales of the Common Shares in the United States will be effected through the U.S. broker-dealer affiliates of the Underwriters (the "U.S. Affiliates")

The Common Shares have not been and will not be registered under any United States Federal or State securities law and may not be offered and sold in the United States except to certain Qualified Institutional Buyers and Institutional Accredited Investors in reliance on the applicable exemptions from the registration requirements of the U.S. Securities Act.

For a discussion of certain restrictions on the resale of the Common Shares, see "Notice to Investors and Transfer Restrictions" herein.

The date of this Private Placement Memorandum is June 23, 2005.

In making an investment decision, investors must rely on their own examination of the Corporation and the terms of the offering, including the merits and risks involved. The Common Shares have not been approved or disapproved by the Securities and Exchange Commission (the "SEC") or by any state securities commission or regulatory authority, nor have any of the foregoing authorities or any Canadian provincial securities regulator passed on the accuracy or adequacy of this Memorandum or the Canadian Prospectus. Any representation to the contrary is a criminal offense.

This information is submitted to you on a confidential basis solely for the purpose of evaluating the specific transaction described herein. By accepting this information, you agree that neither you nor any of your employees or advisors shall use the information for any other purpose or divulge to any other party such information. This information shall not be photocopied, reproduced or distributed to others (other than those persons, if any, retained to advise the offeree with respect to the specific transaction described herein) without the prior written consent of the Corporation and the Underwriters.

This information does not constitute a general offer to the public of, or the general solicitation from the public of, offers to subscribe for or purchase any of the Common Shares in the United States. The distribution of this information and the offer and sale of the Common Shares in certain jurisdictions may be restricted by law. Persons into whose possession this information comes are required to inform themselves about and to observe any such restrictions.

If the recipient determines not to purchase any of the Common Shares or the offering is terminated, the recipient will promptly return all material received in connection herewith without retaining any copies to: Peters & Co. Limited, 3900, 888-3rd Street S.W., Calgary, Alberta, Canada T2P 5C5, Attention: Leslee Altin.

The Corporation, the Underwriters and the U.S. Affiliates reserve the right to reject any offer to purchase Common Shares, in whole or in part, for any reason, or to sell less than the number of Common Shares offered hereby. This Memorandum, including the Canadian Prospectus, is personal to each offeree and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire Common Shares.

None of the Underwriters nor the U.S. Affiliates makes any representation or warranty, express or implied, relating to the accuracy or completeness of the information set forth herein, in the Canadian Prospectus, in documents incorporated by reference into the Canadian Prospectus or in any other written or oral communication transmitted or made available to an offeree, and each of them expressly disclaims any and all liability based on such information or omissions therefrom. No dealer, salesman or any other person has been authorized by the Corporation, any Underwriter or any U.S. Affiliate to give any information other than this Memorandum, the Canadian Prospectus and the documents incorporated by reference into the Canadian Prospectus or to make any representations in connection with the issue or sale of the Common Shares and, if given or made, any such information or representation must not be relied upon as having

been authorized by the Corporation, any Underwriter or any U.S. Affiliate. Neither the delivery of this Memorandum, the Canadian Prospectus and the documents incorporated by reference into the Canadian Prospectus nor any sale made in connection herewith shall, under any circumstances, constitute a representation or create any implication that the information contained in this Memorandum, the Canadian Prospectus and the documents incorporated by reference into the Canadian Prospectus is correct as of any time subsequent to the respective dates thereof. Each offeree, prior to purchasing any Common Shares, should perform its own investigation and analysis of the Corporation and the terms of the offering of the Common Shares.

Each person receiving this Memorandum acknowledges that (1) such person has not relied on the Underwriters or the U.S. Affiliates in connection with its investigation of the accuracy of such information or its investment decisions and (2) no person is authorized in connection with any offering made hereby to give any information or make any representation other than as contained in this Memorandum and, if given or made, such information or representation must not be relied upon as having been authorized by the Corporation, the Underwriters or the U.S. Affiliates.

Exchange Rates

Except where otherwise indicated, all dollar figures in the accompanying Canadian Prospectus are expressed in Canadian dollars. On June 22, 2005, the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was U.S. $1.00 = Cdn. $1.2351.

Enforcement of Civil Liabilities

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that (1) the Corporation is incorporated under and is governed by the laws of Alberta, Canada, (2) some or all of its directors and its officers are residents of Canada, (3) the Underwriters and some or all of the experts named in the Canadian Prospectus are residents of Canada, and (4) all or a substantial portion of the assets of the Corporation and said persons are located outside the United States.

Notice to New Hampshire Residents

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER NEW HAMPSHIRE REVISED STATUTES ANNOTATED CHAPTER 421-B ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED

OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Notice to Prospective Purchasers in Florida

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE FLORIDA SECURITIES ACT IN RELIANCE UPON AN EXEMPTION THEREFROM. ANY SALE MADE PURSUANT TO SUCH EXEMPTION IS VOIDABLE BY A FLORIDA PURCHASER WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER OR AN ESCROW AGENT IN PAYMENT FOR SUCH SECURITIES. HOWEVER, THIS RIGHT IS NOT AVAILABLE TO ANY PURCHASER WHO IS A BANK, TRUST COMPANY, SAVINGS INSTITUTION, INSURANCE COMPANY, SECURITIES DEALER, INVESTMENT COMPANY AS DEFINED IN THE INVESTMENT COMPANY ACT OF 1940, PENSION OR PROFIT-SHARING TRUST OR QUALIFIED INSTITUTIONAL BUYER AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT OF 1933.

Preparation of Canadian Prospectus

The Canadian Prospectus and the documents incorporated by reference in the Canadian Prospectus have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. In particular, and without limiting the foregoing, information contained in or incorporated by reference into the Canadian Prospectus regarding the Corporation's natural gas and crude oil reserves (including estimates of the Corporation's future net revenue from such estimated reserves and estimates of the net present value of such estimated future net revenue), have been prepared in accordance with Canadian legal requirements and practices. In addition, the report on reserves data as at February 22, 2005 prepared by Gilbert Laustsen Jung Associates, which is attached to the Company's Annual Information Form for the year ended December 31, 2004 dated March 18, 2005, and which is incorporated by reference into the Canadian Prospectus, was prepared in accordance with Canadian legal requirements and practices. Canadian legal requirements and practices are different than those applicable to information concerning production volumes, reserve estimates and related estimates included in reports and other materials filed with the SEC by United States companies. As a consequence, information concerning reserve estimates and related estimates of the Corporation and other information regarding the Corporation's business and affairs may not be comparable to similar information reported by United States companies subject to SEC reporting and disclosure requirements.

Preparation of Financial Information

The financial statements and other financial information of the Corporation included or incorporated by reference in the accompanying Canadian Prospectus have, except where noted, been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain

respects from the accounting principles used in other jurisdictions, including the United States. Prospective purchasers should conduct their own investigation and analysis of the business, data and transactions described herein.

Notice to Investors and Transfer Restrictions

Qualified Institutional Buyers

Each purchaser of Common Shares offered hereby that is a Qualified Institutional Buyer will, by its purchase of such Common Shares, be deemed to have represented and agreed for the benefit of the Corporation, the Underwriters and the U.S. Affiliates as follows:

(a) it is a Qualified Institutional Buyer and acknowledges that the sale of Common Shares to it is being made in reliance on Rule 144A, and it is acquiring such Common Shares for its own account or for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion;

(b) it understands and acknowledges that the Common Shares will not be and have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and are therefore "restricted securities" within the meaning of Rule 144, and that if in the future it shall decide to resell, pledge or otherwise transfer such Common Shares, the same may be resold, pledged or otherwise transferred only (A) to the Corporation, (B) in the United States, in accordance with Rule 144A to a person it reasonably believes is a Qualified Institutional Buyer that purchases for its own account or for the account of a Qualified Institutional Buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A, (C) outside the United States, in accordance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (D) in a transaction exempt from registration under the U.S. Securities Act pursuant to Rule 144 and in compliance with any applicable state securities laws of the United States, or (E) in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state securities laws, and it has furnished to the Corporation an opinion of counsel of recognized standing reasonably satisfactory to the Corporation to that effect;

(c) it understands that all Common Shares sold in the United Shares as part of this Offering will bear a legend to the following effect:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF DEER CREEK ENERGY LIMITED (THE "**CORPORATION**") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE

SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (E) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION SATISFACTORY TO THE CORPORATION.

A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM VALIANT TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO VALIANT TRUST COMPANY AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

If the Common Shares are being sold in compliance with the requirements of Rule 904 of Regulation S, the legend may be removed by providing a declaration to Valiant Trust Company to the following effect (or as the Corporation may prescribe from time to time):

"The undersigned (A) acknowledges that the sale of the common shares to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended, and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the Securities Act, as amended) of the Corporation, (2) the offer of such common shares was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange or the TSX Venture Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such common shares. Terms used herein have the meanings given to them by Regulation S."

If the Common Shares are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to Valiant Trust Company of an opinion of counsel of recognized standing and reasonably satisfactory to the Corporation, to the effect that

such legend is no longer required under the U.S. Securities Act or state securities laws.

(d) it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Corporation and the Underwriters in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Common Shares.

Institutional Accredited Investors

Each purchaser of Common Shares offered hereby that is an IAI will sign a U.S. Purchaser's Letter containing representations, warranties and agreements to the Corporation substantially similar to the form set out in Exhibit I hereto.

In General

So long as any of the Common Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, the Corporation will, at any time when the Corporation is not subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended, and is not exempt from such requirements pursuant to Rule 12g3-2(b) under such Act, furnish holders and prospective purchasers of Common Shares the information required by Rule 144A(d)(4) under the U.S. Securities Act.

The Corporation has been advised by the Underwriters that, in connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Until 40 days after the commencement of the offering of the Common Shares, an offer or sale of the Common Shares within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act if such an offer or sale is made otherwise than in accordance with a valid exemption from registration under the U.S. Securities Act.

Certain US Federal Income Tax Considerations

The following summary describes certain United States federal income tax consequences of the ownership and disposition of our Common Shares that are generally applicable to a United States person that holds our Common Shares as capital assets (a "US Holder") within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). The following discussion does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular holders of our Common Shares in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as

brokers, dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons liable for alternative minimum tax, persons holding our Common Shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who actually or constructively own at any time ten percent or more of our voting shares, holders whose "functional currency" is not the United States dollar and holders who are not US Holders. In addition, the discussion below does not address the tax consequences of the law of any state, locality or foreign jurisdiction or United States federal tax consequences (e.g., estate or gift tax) other than those pertaining to the income tax. There can be no assurance that the United States Internal Revenue Service (the "IRS") will take a similar view as to any of the tax consequences described in this summary.

The following is based on currently existing provisions of the Code, existing and proposed Treasury regulations under the Code and current administrative rulings and court decisions. Everything listed in the previous sentence may change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion.

Each US Holder and each non-US Holder should consult its tax advisor regarding the United States federal income tax consequences of holding our Common Shares applicable to such holder in light of its particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PRIVATE PLACEMENT MEMORANDUM IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY YOU, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN TO IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

As used in this section, the term "United States person" means a beneficial owner of our Common Shares that is:

(i) a citizen or an individual resident of the United States;

(ii) a corporation (or an entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

(iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or

(iv) a trust which (A) is subject to the supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code; or (B) was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person.

If a partnership (or an entity taxable as a partnership for U.S. income tax purposes) holds our Common Shares, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A United States Person that is a partner of the partnership holding our Common Shares should consult its own tax advisor.

Passive Foreign Investment Company

Special, generally unfavorable rules apply to the ownership and disposition of the stock of a passive foreign investment company ("PFIC"). As discussed below, however, it may well be possible to mitigate these consequences by making a so-called qualified electing fund ("QEF") election.

For United States federal income tax purposes, a foreign corporation is classified as a PFIC for each taxable year in which either:

- at least 75% of its gross income is "passive" income (referred to as the "income test"); or
- at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (referred to as the "asset test").

For purposes of the income test and the asset test, if a foreign corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, that foreign corporation will be treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of that other corporation. Also, for purposes of the income test and the asset test, passive income does not include any income that is interest, a dividend or a rent or royalty, which is received or accrued from a related person to the extent that amount is properly allocable to the income of the related person that is not passive income.

"Passive income" includes the following types of income:

(i) dividends, royalties, rents, annuities, interest, and income equivalent to interest, and

(ii) net gains from the sale or exchange of property that gives rise to dividends, interest, royalties, rents, or annuities.

Passive income also includes the excess of gains over losses from some commodities transactions, including some transactions involving oil and gas. Gains from commodities

transactions, however, are generally excluded from the definition of passive income if "substantially all" of a merchant's or producer's or handler's business is as an active merchant, producer or handler of those commodities. Applicable Treasury regulations interpret "substantially all" to mean that 85% or more of a producer's taxable income must be gross receipts from sales in the active conduct of a commodities business or certain related activities.

We expect that we will be classified as a PFIC in the 2005 taxable year but not in subsequent years. However, PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually.

Certain special rules apply with respect to a subsidiary of a PFIC. We currently do not have any material subsidiaries.

In the absence of any election, a US Holder of a PFIC will be taxed under the generally unfavorable rules described below, including loss of favorable capital gains rates and the imposition of an interest charge, that apply if the holder recognizes gain on the sale or other disposition of the PFIC stock or receives certain distributions with respect to the stock (see "— The "No Election" Alternative — Taxation of Excess Distributions"). US Holders may avoid most of these consequences by making a QEF Election with respect to Deer Creek, which will have the consequences described in "— The QEF Election Alternative." A US Holder may also consider making an election to mark the Common Shares to market (a "Mark to Market Election").

US HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE POSSIBLE APPLICABILITY OF THE PFIC RULES AND THE AVAILABILITY OF MAKING A QEF ELECTION TO AVOID ADVERSE US TAX CONSEQUENCES.

1. The QEF Election Alternative

A US Holder who elects (an "Electing US Holder") in a timely manner to treat Deer Creek as a QEF (a "QEF Election") would include in gross income (and be subject to current US federal income tax on) the US dollar value of both its pro rata share of Deer Creek's ordinary earnings, as ordinary income, and its pro rata share of Deer Creek's net capital gains, as long-term capital gain, during any taxable years of the US Holder in which we are classified as a PFIC, regardless of whether such amounts are actually distributed. An Electing US Holder may further elect, in any given taxable year, to defer payment of the taxes owing as a result of including our ordinary earnings and net capital gains currently in income, subject to certain limitations. However, if deferred, the taxes will be subject to an interest charge, which will be non-deductible to US Holders that are not corporations. Distributions paid out of earnings and profits that previously were taxed to the Electing US Holder shall not be subject to tax again upon distribution.

Upon the sale or other disposition of Common Shares, an Electing US Holder who makes a QEF Election for the first taxable year in which he owns Common Shares will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the net amount realized on the disposition and the

US Holder's adjusted tax basis in the Common Shares. Such gain or loss will be capital gain or loss, which will be long-term capital gain or loss if the US Holder's holding period in the Common Shares is more than one year and otherwise will be short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations. If the US Holder is a United States resident (as defined in section 865 of the Code), gains realized upon disposition of a common share by such US Holder generally will be US source income, and disposition losses generally will be allocated to reduce US source income.

A QEF Election must be made in a timely manner as specified in applicable Treasury regulations. Generally, the QEF Election must be made in a timely filed federal income tax return of a US Holder for the first taxable year of the foreign corporation during which the corporation was at any time a PFIC. Although a QEF Election may be made after the PFIC's first taxable year that was included in the Electing US Holder's holding period, the Electing US Holder would continue to be subject to the excess distribution rules described below (see "— The "No Election" Alternative — Taxation of Excess Distributions") unless the holder makes a Mark to Market Election, which would result in a deemed disposition of the PFIC stock to which the excess distribution rules may apply.

The QEF Election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC annual information statement, to a timely filed United States federal income tax return. Even if a QEF Election is not made, a shareholder in a PFIC who is a US person must file a completed IRS Form 8621 every year.

We intend to make available to US Holders timely and accurate information as to our status as a PFIC and intend to comply with all applicable record-keeping, reporting and other requirements so that each US Holder may elect to treat our company as a QEF.

2. The "No Election" Alternative — Taxation of Excess Distributions

If we are classified as a PFIC for any year during which a US Holder has held Common Shares and that holder has not made a QEF Election or a Mark to Market Election, special rules may subject that holder to increased tax liability, including loss of favorable capital gains rates and the imposition of an interest charge, upon the sale or other disposition of the Common Shares or upon the receipt of any excess distribution (as defined below). Under these rules:

- the gain or excess distribution will be allocated ratably over the US Holder's holding period;

- the amount allocated to the current taxable year and any year prior to the first year in which we are a PFIC will be taxed as ordinary income in the current year;

- the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

- an interest charge (not deductible for non-corporate holders) for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years

These rules will continue to apply to the holder even after we cease to meet the definition of a PFIC, unless the holder elects to be treated as having sold our Common Shares on the last day of the last taxable year in which we qualified as a PFIC. Any gain recognized on such a deemed sale will be taxed under the special rules described above.

An "excess distribution", in general, is any distribution on Common Shares received in a taxable year by a US Holder that is greater than 125% of the average annual distributions received by that holder in the three preceding taxable years or, if shorter, that holder's holding period for Common Shares.

Any portion of a distribution paid to a US Holder that does not constitute an excess distribution will be treated as ordinary dividend income to the extent of our current and accumulated earnings and profits (as computed for US federal income tax purposes). Such dividends generally will not qualify for the dividends-received deduction otherwise available to US corporations. Any amounts treated as dividends paid by a PFIC do not constitute "qualified dividend income" within the meaning of Section 1(h)(11) of the Code, and will therefore be ineligible for taxation at the maximum rate of 15% applicable to individuals who receive such income. Any such amounts in excess of our current and accumulated earnings and profits will be applied against the Electing US Holder's tax basis in the Common Shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such Common Shares. It is likely that any such gain would be treated as an excess distribution.

3. Mark to Market Election Alternative

Assuming that our Common Shares are treated as marketable stock, a US Holder that does not make a QEF Election may avoid the application of the excess distribution rules, at least in part, by electing to mark the Common Shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of its Common Shares and the holder's adjusted tax basis in the Common Shares. Any mark to market loss is treated as an ordinary deduction, but only to the extent of the ordinary income that the holder has included pursuant to the election in prior tax years. The electing US Holder's basis in its Common Shares would be adjusted to reflect any of these income or loss amounts. Any gain on a disposition of our Common Shares by an electing US Holder would be treated as ordinary income. Any loss on such a disposition would be treated as an ordinary deduction, but only to the extent of the ordinary income that the holder has included pursuant to the election in prior tax years. For purposes of making this election, stock of a foreign corporation is "marketable" if it is regularly

traded on certain qualified exchanges. The Common Shares should be treated as "marketable stock" for purposes of making this election.

With respect to its direct ownership of Common Shares, a US Holder that receives a distribution with respect to its Common Shares will avoid the unfavorable consequences applicable to excess distributions described above if the holder has made a timely Mark to Market Election in the first year of its holding period during which we are treated as a PFIC. Such distribution would instead be taxed under the rules described in the final paragraph of the above section ("— The "No Election" Alternative — Taxation of Excess Distributions"). If a US Holder has held Common Shares for one or more taxable years during which we are treated as a PFIC and does not make a timely Mark to Market Election with respect to the Common Shares held during the first of those years, a coordination rule applies to ensure that a later Mark to Market Election does not cause the holder to avoid the interest charge on excess distributions with respect to amounts attributable to periods before the election.

An election to mark to market applies to the year for which the election is made and the following years unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election. In addition, a US Holder that has made a Mark to Market Election does not include mark to market gains, or deduct mark to market losses, for years when the corporation ceases to be treated as a PFIC. If a timely QEF Election were made by a US Holder, the mark to market rules would not apply.

Foreign Tax Credits

Regardless of which of the above alternatives applies to a US Holder, any tax withheld by Canadian taxing authorities with respect to distributions on our Common Shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a US Holder's United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we distribute with respect to our Common Shares will be "passive income" or, in the case of certain US Holders, "financial services income." Pursuant to changes in tax law that will apply to tax years beginning after December 31, 2006, dividends we distribute with respect to our Common Shares will constitute "passive category" income or, for certain holders, "general category" income for foreign tax credit purposes. Because of the complexity of those limitations, each US Holder should consult its own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of dividends on the Common Shares and to certain payments of proceeds from the sale or exchange of Common Shares made to US Holders other than certain exempt recipients (such as corporations). A US Holder that is not an exempt recipient will generally be subject to backup withholding with respect to such payments (currently at a rate of 28%, which rate will be replaced by a 31% rate beginning in 2011) unless the US

Holder provides an accurate taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules will be allowed as a credit against the US Holder's United States federal income tax liability or refundable to the extent that it exceeds such liability. A US Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Exhibit I

FORM OF U.S. PURCHASER'S LETTER

Deer Creek Energy Limited
2600 Bow Valley Square 2
205 – 5th Avenue S. W.
Calgary, Alberta
T2P 2V7

Attention: Mr. Glen C. Schmidt, President and Chief Executive Officer

Dear Sirs:
In connection with our proposed purchase of common shares (the "**Shares**") of Deer Creek Energy Limited (the "**Corporation**"), we confirm and agree as follows:

(a) we are authorized to consummate the purchase of the Shares;

(b) we understand that the Shares have not been and will not be registered under the *United States Securities Act* of 1933, as amended (the "**U.S. Securities Act**"), and that the sale contemplated hereby is being made to Institutional Accredited Investors (as defined in paragraph (c) below) in reliance on a private placement exemption;

(c) we are an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) under the U.S. Securities Act ("**Institutional Accredited Investor**") and are acquiring the Shares for our own account or for one or more investor accounts for which we are acting as fiduciary or agent and each such investor account is an Institutional Accredited Investor;

(d) we agree that if we decide to offer, sell or otherwise transfer or pledge all or any part of the Shares, we will not offer, sell or otherwise transfer or pledge any of such Shares (other than pursuant to an effective registration statement under the U.S. Securities Act), directly or indirectly unless:

(i) the sale is to the Corporation; or

(ii) the sale is made outside the United States in accordance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; or

(iii) the sale is made pursuant to the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder; or

(iv) the sale is made in the United States, in accordance with Rule 144A to a person it reasonably believes is a Qualified Institutional Buyer that purchases for its own account or for the account of a Qualified Institutional Buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A; or

(v) the Shares are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state laws and regulations governing the offer and sale of Shares, and we have furnished to the Corporation an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to that effect; or

(vi) the sale is to an Institutional Accredited Investor and a purchaser's letter containing representations, warranties and agreements substantially similar to those contained in this purchaser's letter (except that such subsequent purchaser's letter need not contain the representation set forth in paragraph (f) below) is executed by the subsequent purchaser and delivered to the Corporation prior to the sale;

(e) we understand and acknowledge that the Shares are "restricted securities" as defined in Rule 144 under the U.S. Securities Act, and upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or state securities laws, the certificates representing the Shares, and all certificates issued in exchange therefor or in substitution thereof, shall bear on the face of such certificates the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF DEER CREEK ENERGY LIMITED (THE "**CORPORATION**") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (E) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION SATISFACTORY TO THE CORPORATION.

A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM VALIANT TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO VALIANT TRUST COMPANY AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.";

If the Shares are being sold in compliance with the requirements of Rule 904 of Regulation S, the legend may be removed by providing a declaration to Valiant Trust Company to the following effect (or as the Corporation may prescribe from time to time):

"The undersigned (A) acknowledges that the sale of the common shares to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended, and (B) certifies that (1) it is

not an "affiliate" (as defined in Rule 405 under the Securities Act, as amended) of the Corporation, (2) the offer of such common shares was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange or the TSX Venture Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such common shares. Terms used herein have the meanings given to them by Regulation S.";

if the Shares are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to Valiant Trust Company of an opinion of counsel of recognized standing and reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under the U.S. Securities Act or state securities laws;

(f) we have received a copy of the U.S. Placement Memorandum (as defined in the Underwriting Agreement) and we have been afforded the opportunity (i) to ask such questions as we have deemed necessary of, and to receive answers from, representatives of the Corporation concerning the terms and conditions of the offering of the Shares and (ii) to obtain such additional information which the Corporation possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the U.S. Placement Memorandum and that we have considered necessary in connection with our decision to invest in the Shares;

(g) we acknowledge that we are not purchasing the Shares as a result of any general solicitation or general advertising, as those terms are used in Regulation D under the U.S. Securities Act including, without limitation, advertisements, articles, notices and other communications published in any newspaper, magazine or similar media or broadcast over television or radio or any seminar or meeting whose attendees have been invited by general solicitation or general advertising; and

(h) we understand and acknowledge that the Corporation (i) is under no obligation to be or to remain a "foreign issuer," (ii) may not, at the time we sell the Shares or at any other time, be a "foreign issuer," and (iii) may engage in one or more transactions which could cause the Corporation not to be a "foreign issuer." If the Corporation is not a "foreign issuer" at the time of any sale pursuant to Rule 904 of Regulation S, the certificate delivered to the buyer may continue to bear the legend contained in paragraph (e) above.

We acknowledge that the representations and warranties and agreements contained herein are made by us with the intent that they may be relied upon by you and by the U.S. Affiliate, in determining our eligibility or (if applicable) the eligibility of others on whose behalf we are contracting hereunder to purchase the Shares. We further agree that by accepting the Shares we shall be representing and warranting that the foregoing representations and warranties are true as at the closing time with the same force and effect as if they had been made

by us at the closing time and that they shall survive the purchase by us of the Shares and shall continue in full force and effect notwithstanding any subsequent disposition by us of the Shares.

You and the U.S. Affiliate are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Dated ●.

[Name of Purchaser]

By: ______________________________

Name: ●

Title: ●

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered under this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws. Accordingly, the securities offered hereby may not be offered or sold in the United States or to U.S. persons unless an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution."

Short Form Prospectus

New Issue **June 23, 2005**


DEER CREEK
Energy Limited

$40,800,000
3,000,000 Common Shares

Deer Creek Energy Limited ("Deer Creek" or the "Corporation") is offering 3,000,000 common shares of the Corporation (the "Offered Shares") at a price of $13.60 per share pursuant to this short form prospectus (the "Offering").

The common shares ("Common Shares") of the Corporation are listed on the Toronto Stock Exchange (the "TSX") under the symbol "DCE". On June 9, 2005, the last trading day before the announcement of the Offering, the closing price of the Common Shares on the TSX was $14.40. The closing price of the Common Shares on June 22, 2005 was $16.00. The offering price per Offered Share of $13.60 was determined by negotiation between the Corporation and Peters & Co. Limited on its own behalf and on behalf of RBC Dominion Securities Inc., Merrill Lynch Canada Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Raymond James Ltd., and Salman Partners Inc. (the "Underwriters"). The TSX has conditionally approved the listing of the Offered Shares on the TSX. Listing is subject to the Corporation fulfilling the requirements of the TSX on or before September 12, 2005.

In the opinion of counsel, based on the legislation in effect on the date of this short form prospectus, the Offered Shares are eligible investments as set forth under the heading "Eligibility for Investment".

Price: $13.60 per Common Share

	Price to Public	Underwriters' Fee	Net Proceeds to Corporation[1]
Per Offered Share	$13.60	$0.68	$12.92
Total	$40,800,000	$2,040,000	$38,760,000

Notes:

(1) Before deducting the estimated expenses of the Offering estimated to be $230,000, which will be paid out of the general funds of the Corporation.

Each of RBC Dominion Securities Inc. and CIBC World Markets Inc. is a subsidiary of a Canadian financial institution which is a lender to the Corporation. As a result, the Corporation may be

considered to be a "connected issuer" of each of RBC Dominion Securities Inc. and CIBC World Markets Inc. under applicable Canadian securities legislation. See "Relationship Between the Corporation and Certain Underwriters".

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to approval of certain legal matters on behalf of the Corporation by Bennett Jones LLP and on behalf of the Underwriters by Stikeman Elliott LLP. In connection with the distribution of the Offered Shares, the Underwriters may engage in market stabilization activities. See "Plan of Distribution".

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is anticipated to occur on or about June 30, 2005, but in any event not later than July 15, 2005.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Vice President, Finance and Chief Financial Officer of Deer Creek, Bow Valley Square II, 2600, 205-5th Avenue SW, Calgary, Alberta, T2P 2V7, telephone (403) 264-3777, facsimile (403) 264-3700, through the internet at www.deercreekenergy.com, by accessing the disclosure documents available through the internet on the Canadian System for Document Analysis and Retrieval which can be accessed at www.sedar.com or by emailing to deercrk@deercreekenergy.com. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice President, Finance and Chief Financial Officer of Deer Creek at the above-mentioned address and telephone number.

The following documents have been filed with securities regulatory authorities in each of the provinces of Canada and are specifically incorporated by reference in, and form an integral part of, this short form prospectus:

(a) the Revised Annual Information Form of the Corporation dated March 18, 2005 for the fiscal year ended December 31, 2004 (the "AIF");

(b) the unaudited consolidated interim financial statements of the Corporation and the notes thereto for the three months ended March 31, 2005 and 2004;

(c) management's discussion and analysis of financial condition and results of operations of the Corporation for the three months ended March 31, 2005 and 2004;

(d) the audited consolidated financial statements of the Corporation and the notes thereto, together with the accompanying report of the auditor of the Corporation, for the years ended December 31, 2004 and 2003;

(e) management's discussion and analysis of financial condition and results of operations of the Corporation for the years ended December 31, 2004 and 2003; and

(f) the management proxy circular of the Corporation dated April 13, 2005 relating to the annual and special meeting of the shareholders of the Corporation held on May 26, 2005, excluding those portions thereof which appear under the headings "Compensation of Directors and Executive Officers – Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices".

Any documents of the Corporation of the type referred to above and any material change report (excluding confidential material change reports) filed with a securities commission or similar authority in Canada after the date of this short form prospectus and prior to the termination of the distribution of the Offered Shares shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained in this short form prospectus or in any subsequently filed document which also is, or is deemed to be, incorporated by reference in this short form prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the

document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking information typically contains statements using words such as "anticipate", "believe", "project", "expect", "plan", "intend" or similar words suggesting future outcomes, statements that actions, events or conditions "may", "would", "could" or "will" be taken or occur in the future, or statements regarding the outlook for petroleum prices, estimated amounts and timing of capital expenditures, anticipated results of development and construction projects, estimates of future production, reserves and resources or other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance. Statements concerning resources and reserves are also forward-looking statements, as they reflect estimates as to the volume and nature of petroleum deposits that will be found to be present when a project is developed, and, in the case of reserves, the expectation that the deposits can be economically exploited in the future.

Readers are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, risks and uncertainties and other factors that contribute to the possibility that the predicted outcome will not occur. Among the factors that could cause actual events, results or outcomes to differ materially from those reflected in the forward-looking information in this short form prospectus include those identified under the heading "Risk Factors" and elsewhere in this short form prospectus. Readers should be aware that the list of risks set forth under "Risk Factors" is not exhaustive.

The Corporation believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be. The Corporation does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law.

In particular, this short form prospectus and the documents incorporated by reference contain forward-looking statements pertaining to the following:

- projections of market prices and costs;
- expectations regarding the Corporation's ability to raise capital;
- treatment under governmental regulatory regimes;
- commodity prices;
- supply and demand for oil and natural gas;
- the quantity of reserves and resources;
- production levels; and
- capital expenditures.

THE CORPORATION

Deer Creek was incorporated pursuant to the provisions of the *Business Corporations Act* (Alberta) on October 1, 1996. The Corporation's head office is located at Bow Valley Square II, 2600, 205-5th Avenue SW, Calgary, Alberta, T2P 2V7 and its registered office is located at Suite 4500, 855-2nd Street SW, Calgary, Alberta, T2P 4K7.

Deer Creek has an 84% interest in Deer Creek Pipelines Limited ("DCPL") a corporation incorporated pursuant to the *Business Corporations Act* (Alberta) on March 7, 2005. See "Recent Developments". The Corporation does not have any subsidiaries which represent individually more than 10% and in the aggregate more than 20% of the total consolidated assets and total consolidated sales and operating revenues of the Corporation as at December 31, 2004.

BUSINESS OF THE CORPORATION

Deer Creek is a Calgary-based oil sands corporation engaged in the development of its Athabasca oil sands deposits through steam assisted gravity drainage ("SAGD") and mining extraction methods. Deer Creek's principal assets include an interest in Alberta Oil Sands lease No. 7280060T24 ("Lease 24") and lease No. 7404110452 ("Lease 74") formerly permit No. 7099110070 (collectively the "Joslyn Lease"), collectively known as the Joslyn Project.

The Joslyn Project is located in the regional municipality of Wood Buffalo, approximately 60 kilometres north of Fort McMurray in northern Alberta. Deer Creek has been evaluating and developing the Joslyn Project over the course of the last seven years and has formulated a strategy to advance the program for the recovery of bitumen as a multi phased SAGD and mining development. The Corporation holds an 84% working interest in, and is the operator of, the Joslyn Project, which contains over 50,000 acres of land and oil sands rights in the McMurray formation.

The Corporation's strategy is to stage the development of the Joslyn Project into manageable phases. The business plan envisions four phases of SAGD production development and four phases of mining and extraction development. Deer Creek is of the view that its stepped development approach will allow it to manage the operational and financial requirements of the Joslyn Project as it grows in scale and complexity. The Joslyn Project's estimated life is more than 30 years and Deer Creek intends to revise and optimize its strategy and plan of development for the Joslyn Project over this time frame.

Deer Creek expects to produce approximately 25% of the potential recoverable reserves and resources in the Joslyn Project through SAGD production recovery methods and approximately 75% by surface mining and extraction methods.

USE OF PROCEEDS

The net proceeds of this issue to the Corporation, after payment of the Underwriters' fee of $2,040,000 and expenses of the issue estimated to be $230,000, will be approximately $38,530,000. The net proceeds will be used to fund the Corporation's share of ongoing development activities for the Joslyn Project, including the costs for its diluent and blended bitumen lateral pipelines in 2005 of approximately $22.0 million, mining expansion of approximately $11.0 million and thermal expansion of approximately $4.6 million over the next twelve months, and the balance for general corporate purposes of approximately $0.93 million.

STATEMENT OF RESERVES AND RESOURCES DATA AND OTHER OIL AND GAS INFORMATION – SUPPLEMENTAL INFORMATION

The statement of reserves and resources data and other oil and gas information (the "AIF Reserves Statement") dated December 31, 2004 (with a preparation date of January 14, 2005) is set forth in the AIF and is incorporated by reference in this short form prospectus. The Alberta Securities Commission has requested that the Corporation include the following supplemental information relating to capital returns. This information should be read in conjunction with the AIF Reserves Statement.

Disclosure of Reserves and Resources Data

The reserves and resources data set forth below (the "Reserves and Resources Data") is based upon an evaluation by Gilbert Laustsen Jung Associates Ltd. ("GLJ") with an effective date of December 31, 2004 as contained in the report of GLJ dated February 22, 2005 ("GLJ Report"). The Reserves and Resources Data summarizes the bitumen deposits of the Corporation and the net present values of future net revenue for these reserves and resources using constant prices and costs and forecast prices and costs. The Reserves and Resources Data complies with the requirements of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101"). Additional information not required by NI 51-101 has been presented to provide continuity which the Corporation believes is important to the readers of this information. Deer Creek engaged GLJ to provide an evaluation of proved plus probable plus possible reserves and resources.

The following information must be read in combination with the AIF Reserves Statement in order to understand the constant and forecast price forecasts, capital and operating costs, production forecast, reserves and other information related to the Corporation's reserves and resources.

Capital Returns

The following tables presents certain information relating to the time expected to recover the initial capital investment ("Payout"), the internal rate of return, the return on investment ratio ("ROI Ratio") and the discounted return on investment ratio ("DROI Ratio") pertaining to the Corporation's working interest in the Joslyn Project, calculated by Deer Creek using information contained in the GLJ Report (based on forecast prices and costs):

In-Situ Bitumen Recovery
(as of December 31, 2004)

	Probable[1]	**Probable Plus Possible[1]**
Total Capital (undiscounted) MM$	1,360.5	2,821.4
Total Initial Capital[2] (undiscounted) MM$	556.1	759.7
Future Net Revenue (undiscounted) MM$:		
- Before Income Taxes	1,749.8	3,784.3
- After Income Taxes	1,185.3	2,525.9
Payout[3] (years):		
- Before Income Taxes	9.0	10.2
- After Income Taxes	9.5	10.8
Return on Investment (ROI) Ratio[4]:		
- Before Income Taxes	4.1	6.0
- After Income Taxes	3.1	4.3
Net Present Value of Future Net Revenue (NPV) MM$:		

- Before Income Taxes @ 15%	51.4	108.2
- Before Income Taxes @ 10%	231.7	391.8
- After Income Taxes @ 10%	115.5	209.1
- After Income Taxes @ 5%	412.2	742.5
Discounted Return on Investment (DROI) Ratio[5]:		
- Before Income Taxes @ 10%	1.6	1.9
- After Income Taxes @ 10%	1.3	1.5
Internal Rate of Return (IRR)[6] Percent:		
- Before Income Taxes	17.6	19.5
- After Income Taxes	14.4	16.0

Notes:

(1) Probable reserves are considered the best estimate of reserves at this time. Possible reserves are a high estimate and are included to provide an upper range of sensitivity.

(2) Initial Capital is the capital to construct the plant and initial well pads and excludes sustaining capital. This includes all capital spent to and including 2011 in the case of probable, excluding sustaining capital of $72.3 million in 2011 and all capital spent to and including 2014 in the case of probable plus possible excluding sustaining capital of $184.3 million in 2014.

(3) Payout is the time in years until the cumulative future net revenue (undiscounted) becomes greater than 0.

(4) The ROI Ratio is calculated by taking the cumulative future net revenue (undiscounted) associated with the SAGD reserves (excluding the initial capital, but including all sustaining capital) and dividing this amount by the initial capital (undiscounted). After tax rates are calculated using a tax rate of 33.2%.

(5) The DROI Ratio is calculated by taking the net present value of the future net revenue associated with the SAGD reserves (excluding the initial capital, but including all sustaining capital) and dividing this amount by the net present value of the initial capital. After tax rates are calculated using a tax rate of 33.2%.

(6) Internal Rate of Return is the discount rate at which the net present value of the future net revenue is equal to 0. After tax rates are calculated using a tax rate of 33.2%.

Mineable Bitumen Recovery

(as of December 31, 2004)

	Best Estimate
Total Capital (undiscounted) MM$	4,358.5
Total Initial Capital[1] (undiscounted) MM$	2,439.0
Future Net Revenue (undiscounted) MM$:	
- Before Income Taxes	11,067.5
- After Income Taxes	7,221.2
Payout[2] (years):	
- Before Income Taxes	13.7
- After Income Taxes	13.8
Return on Investment (ROI) Ratio[3]:	
- Before Income Taxes	5.5
- After Income Taxes	4.0
Net Present Value of Future Net Revenue (NPV) MM$:	
- Before Income Taxes @ 15%	(14.1)
- Before Income Taxes @ 10%	646.2
- After Income Taxes @ 10%	278.0
- After Income Taxes @ 5%	1,752.9

Discounted Return on Investment (DROI) Ratio[4]:	
- Before Income Taxes @ 10%	1.5
- After Income Taxes @ 10%	1.2
Internal Rate of Return (IRR)[5] Percent:	
- Before Income Taxes	14.8
- After Income Taxes	12.5

Notes:

(1) Initial Capital is capital for the construction of the mine and extraction facilities and excludes sustaining capital. This includes all capital spent up to and including 2016 excluding $135.1 million of sustaining capital spent in 2014 through 2016.

(2) Payout is the time in years until the cumulative future net revenue (undiscounted) becomes greater than 0.

(3) The ROI Ratio is calculated by taking the cumulative future net revenue (undiscounted) associated with the mineable resources (excluding the initial capital, but including all sustaining capital) and dividing this amount by the initial capital (undiscounted). After tax rates are calculated using a tax rate of 34.8%.

(4) The DROI Ratio is calculated by taking the net present value of the future net revenue associated with the mineable resources (excluding the initial capital, but including all sustaining capital) and dividing this amount by the net present value of the initial capital. After tax rates are calculated using a tax rate of 34.8%.

(5) Internal Rate of Return is the discount rate at which the net present value of the future net revenue is equal to 0. After tax rates are calculated using a tax rate of 34.8%.

RECENT DEVELOPMENTS

Lease Delineation

Deer Creek's well database has grown to more than 800 wells and is approximately 16 wells per section in both the primary SAGD area and the initial mining area on the northeast side of the Joslyn Lease. Deer Creek continues to analyze the core from the recently completed winter 2004-2005 drilling program and is currently updating the geological interpretation that supports the reservoir description and resource estimates for the thermal and mining expansions.

Operations

SAGD Phase I is designed to produce up to 600 barrels of bitumen per day and averaged production of 270 barrels of bitumen per day in May 2005. In January 2005, Deer Creek completed a scheduled well workover to allow for conversion to an electrical submersible pump. Concurrent with the well workover, Deer Creek initiated a joint six month pilot with other industry participants to test the performance and emission characteristics of burning emulsified bitumen as an alternative fuel to natural gas.

SAGD Phase II, the Joslyn Project's 10,000 barrels of bitumen per day commercial development, remains on schedule with over 90% of facility engineering completed and 95% of major equipment ordered. Construction at the site of field tanks, well pads and related infrastructure is progressing on schedule. Drilling of the first well commenced on June 8, 2005.

In March 2005, Deer Creek announced the filing of the regulatory application for SAGD Phase IIIA, the 15,000 barrels of bitumen per day expansion of the Joslyn Project. Deer Creek is continuing with ongoing stakeholder communications, regulatory review and geological mapping in the anticipation of approval for this phase of development in the first quarter of 2006.

Deer Creek is continuing its efforts to file the regulatory application for the initial mine development of 100,000 barrels of bitumen per day in late 2005 or early 2006. The mine regulatory application

preparation is proceeding on schedule and on budget. Deer Creek has completed the data collection for the environmental impact assessment, finalized mine design criteria and is reviewing opportunities to enhance the current process of extraction in the areas of primary bitumen separation, bitumen froth cleaning and tailings management. Work has continued in these areas during the second quarter of 2005 with technical work expected to be completed by the third quarter of 2005.

Pipelines and Marketing

On May 25, 2005, the Corporation announced its intention to construct, own and operate an 8 inch diluent lateral pipeline and a 12 inch blended bitumen lateral pipeline (the "Joslyn Sales Lines") through its 84% owned newly formed subsidiary, DCPL. The Joslyn Sales Lines will extend from the Joslyn Project to the Athabasca Terminal, north of Fort McMurray. The Joslyn Sales Lines will be approximately 62 kilometres in length and will accommodate 40,000 barrels per day of bitumen production and the associated diluent and will provide transportation for all four phases of the Joslyn Project's SAGD development.

In May 2005, a letter of intent was signed with a major oil sands producer outlining the terms of a purchase and sale agreement whereby Deer Creek will purchase light density diluent for its produced SAGD bitumen and sell the resultant blended bitumen to the major oil sands producer.

Financing

DCPL has entered into a credit agreement with a Canadian bank to provide a non-recourse pipeline credit facility of $30 million secured by the Joslyn Sales Lines.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Corporation as at March 31, 2005, both before and after giving effect to the Offering.

	Outstanding as at March 31, 2005 before giving effect to the Offering (unaudited)	**Outstanding as at March 31, 2005 after giving effect to the Offering** (unaudited)
Long-term debt[1]	nil	nil
Share Capital[2]	$222,730,908 (47,948,484 Common Shares)	$261,260,908[3] (50,948,484 Common Shares)

Note:

(1) The Corporation has a $65 million line of credit from two Canadian banks. DCPL has a $30 million credit line with a Canadian bank for the purpose of funding the Joslyn Sales Lines.

(2) As at March 31, 2005 there were up to 2,864,003 Common Shares issuable pursuant to outstanding performance share units and stock options of the Corporation.

(3) After deducting expenses of the Offering estimated to be $230,000 and the Underwriters' fee of $2,040,000.

Since December 31, 2004, the Corporation has issued 50,026 Common Shares pursuant to the exercise of stock options and performance share units, for gross proceeds of $265,906. There have been no other material changes in the Corporation's share or loan capital, on a consolidated basis, since December 31, 2004.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of first preferred shares, issuable in series. As of May 31, 2005, 47,948,484 Common Shares were issued and outstanding and no first preferred shares were outstanding. The holders of Common Shares are entitled to one vote per share at meetings of the Corporation's shareholders, to receive such dividends as declared by the Corporation and to receive remaining property and assets upon the Corporation's dissolution or winding up. Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

PLAN OF DISTRIBUTION

Pursuant to an agreement dated June 10, 2005 (the "Underwriting Agreement") between the Corporation and the Underwriters, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, on June 30, 2005 or on such other date as the parties may agree, but in any event no later than July 15, 2005, all of the Offered Shares at a price of $13.60 per share for an aggregate price of $40,800,000, payable in cash to the Corporation against delivery of a certificate or certificates representing such Offered Shares, subject to compliance with all necessary legal requirements and the terms and conditions of the Underwriting Agreement. The Corporation has agreed to pay to the Underwriters at closing a fee of $0.68 per Offered Share for the services rendered by the Underwriters in connection with the Offering.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and also may be terminated upon the occurrence of certain stated events. If any one or more of the Underwriters fails to purchase the Offered Shares which it has agreed to purchase and the number of such Offered Shares is not more than 10% of the aggregate number of Offered Shares, the non-defaulting Underwriters are obligated severally, in their respective proportions, to purchase their applicable percentage of the Offered Shares and shall be entitled, at their option, but shall not be obligated to purchase all but not less than all of the Offered Shares which such defaulting Underwriter failed to purchase. If any one or more of the Underwriters fails to purchase the Offered Shares which it has agreed to purchase and the number of such Offered Shares is more than 10% of the aggregate number of Offered Shares, then the non-defaulting Underwriters may terminate their obligations but have the right, but are not obligated, to purchase all of the Offered Shares which would otherwise have been purchased by such defaulting Underwriters on a pro rata basis. The Underwriters are, however, if required by the Corporation, obligated to take up and pay for all of the Offered Shares if any are purchased under the Underwriting Agreement. The Corporation has agreed to indemnify the Underwriters in certain circumstances. The offering price of $13.60 per Offered Share was determined by negotiation between Deer Creek and Peters & Co. Limited, on its own behalf and on behalf of the other Underwriters.

The Underwriting Agreement provides that the Corporation will not, during a period ending 90 days after the closing of the Offering, issue or sell, agree to issue or sell or announce any intention to issue or sell any Common Shares or securities convertible into or exchangeable for Common Shares in connection with financing transactions (which, for greater certainty, shall not include the grant or exercise of options or performance share units to or by officers, directors and employees) without the prior consent of Peters & Co. Limited, which consent may not be unreasonably withheld.

Pursuant to policy statements of certain securities commissions, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. This restriction is subject to certain exceptions. These exceptions include: (i) a bid or purchase permitted

under the by-laws and rules of the TSX relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. Pursuant to the first-mentioned exception, in connection with the Offering the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Offered Shares have not been and will not be registered under the *United States Securities Act of 1933* as amended (the "1933 Act") or any state securities laws, and accordingly may not be offered or sold within the United States of America or to U.S. persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. However, the Underwriting Agreement permits the Underwriters to offer and resell the Common Shares acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers (as defined in Rule 144A under the 1933 Act) in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act or to accredited investors in transactions exempt from registration under the 1933 Act. In addition, the Underwriting Agreement provides that the Underwriters will offer and sell Common Shares outside the United States only in accordance with Regulation S under the 1933 Act. Each Underwriter has agreed that, except as permitted by the Underwriting Agreement, it will not offer or sell the Offered Shares within the United States or to U.S. Persons.

In addition, until 40 days after the commencement of the Offering, any offer or sale of Offered Shares within the United States by any dealer (whether or not it is participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in a transaction exempt from the registration requirements of the 1933 Act.

The TSX has conditionally approved the listing of the Offered Shares on the TSX. Listing is subject to the Corporation fulfilling all of the requirements of the TSX on or before September 12, 2005.

RISK FACTORS

A prospective purchaser of the Offered Shares should carefully consider the risk factors set forth below as well as the other information contained in and incorporated by reference in this short form prospectus before purchasing the Offered Shares. Additional risks and uncertainties that the Corporation may be unaware of, or that the Corporation currently determines to be immaterial may also become important factors which affect the Corporation.

Status of the Joslyn Project and Stage of Development of the Corporation

The Joslyn Project is currently in the development stage. There is a risk that the Joslyn Project will not be completed on time, on budget or at all. Additionally, there is a risk that the Joslyn Project may have delays, interruptions of operations or increased costs due to many factors, including, without limitation:

- breakdown or failure of equipment or processes;
- construction performance falling below expected levels of output or efficiency;
- design errors;
- contractor or operator errors;
- non-performance by third-party contractors;

- labour disputes, disruptions or declines in productivity;
- increases in materials or labour costs;
- inability to attract sufficient numbers of qualified workers;
- delays in obtaining, or conditions imposed by, regulatory approvals;
- changes in Joslyn Project scope;
- permit requirement violation;
- reservoir performance;
- energy supply disruption;
- drilling rigs and services availability;
- catastrophic events such as fires, earthquakes, storms or explosions; and
- challenges to the proprietary technology of the Corporation.

Given the stage of development of the Joslyn Project, various changes to the Joslyn Project may be made by the Corporation during implementation of or prior to completing the Joslyn Project. The information contained in this short form prospectus and the documents incorporated by reference, including, without limitation, reserve and economic evaluations is conditional upon receipt of all regulatory approvals and no material changes being made to the Joslyn Project or its scope.

The current construction and operations schedules may not proceed as planned, there may be delays and the Joslyn Project may not be completed as budgeted. Any such delays will likely increase the costs of the Joslyn Project and may require additional financing, which financing may not be available.

Actual costs to construct and develop the Joslyn Project will vary from the estimates set forth in this short form prospectus and the documents incorporated by reference and such variances may be significant.

Insufficient Funding

The Joslyn Project, as with all oil sands projects, will be highly capital intensive requiring significant amounts of financing. The Corporation intends to finance the Joslyn Project from internally generated cash flow, securing debt and sales of securities. Capital requirements are subject to oil and natural gas prices and capital market risks, primarily the availability and cost of capital. There can be no assurance that sufficient capital will be available to the Corporation, or available to the Corporation on acceptable terms or on a timely basis, to fund its capital obligations in respect of the Joslyn Project or any other capital obligation it may have. See also "Debt Service".

Debt Service

Under the terms of the $65 million credit facility provided by certain Canadian banks to the Corporation (the "Credit Facility"), the Corporation may use the funds to develop the Joslyn Project. Under the terms of the $30 million credit facility provided by a Canadian bank to DCPL (the "DCPL Facility"), DCPL may use the funds to develop the Joslyn Sales Lines. Variations in interest rates could result in significant changes in the amount required to be applied to debt service and would affect the financial results of operations of the Corporation. If the Corporation does not earn sufficient income from the Joslyn Project to meet its debt service obligations, the lenders may be able to foreclose on the Corporation's ownership interest.

Pursuant to the debenture dated December 1, 1999 granted by the Corporation in favour of Talisman Energy Inc. ("Talisman") in the principal amount of $21 million (the "Talisman Debenture"), the Corporation is obligated to pay up to 84% of $21 million plus accrued interest to Talisman in part satisfaction of the consideration payable to Talisman for the acquisition of Lease 24. The remaining 16%

of the obligation is borne by a subsidiary of Enerplus Resources Fund ("Enerplus"). All amounts assumed by Enerplus under the Talisman Debenture are guaranteed by Deer Creek. The payments under the Talisman Debenture are payable by the Corporation in three installments upon the Corporation meeting certain production milestones on Lease 24. If the Corporation achieves the production milestones under the Talisman Debenture and does not meet its payment obligations thereunder, Talisman may foreclose on the Corporation's ownership interest in the Joslyn Project.

The Talisman Debenture is secured by a fixed and specific mortgage and charge over properties purchased by the Corporation under the Talisman Debenture, as well as after acquired personal and real property. An event of default under either the Credit Facility or the Talisman Debenture triggers a deemed default under the other.

Government Regulation

The oil and gas industry in Canada, including the oil sands industry, operates under federal, provincial and municipal legislation and regulation governing such matters as land tenure, prices, royalties, production rates, environmental protection controls, income, the exportation of crude oil, natural gas and other products, as well as other matters. The industry is also subject to regulation by governments in such matters as the awarding or acquisition of exploration and production rights, oil sands or other interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields and mine sites (including restrictions on production) and possibly expropriation or cancellation of contract rights.

Government regulations may be changed from time to time in response to economic or political conditions. The exercise of discretion by governmental authorities under existing regulations, the implementation of new regulations or the modification of existing regulations affecting the crude oil and natural gas industry could reduce demand for crude oil and natural gas, increase the Corporation's costs and have a material adverse impact on the Corporation.

Before proceeding with any phase of development in the Joslyn Project the Corporation must obtain all required regulatory approvals. Each phase of development will require separate regulatory approvals which are uncertain. The regulatory approval process can involve stakeholder consultation, environmental impact assessments and public hearings, among other things. In addition, regulatory approvals may be subject to conditions including security deposit obligations and other commitments. Failure to obtain regulatory approvals, or failure to obtain them on a timely basis, could result in delays, abandonment or restructuring of the Joslyn Project and increased costs, all of which could have a material adverse affect on the Corporation.

Royalty Regime

In the event that the Joslyn Project is developed and becomes operational, the Corporation's revenue and expenses will be directly affected by the royalty regime applicable to the Joslyn Project. The economic benefit of future capital expenditures for the Joslyn Project is, in many cases, dependent on a satisfactory royalty regime. There can be no assurance that the federal government and the Province of Alberta will not adopt a new royalty regime which will make capital expenditures uneconomic or that the regime currently in place will remain unchanged.

Capital Availability

The Corporation may issue additional Common Shares or other securities to finance the Joslyn Project and certain of the Corporation's other capital expenditures. The articles of the Corporation permit the

Corporation to issue an unlimited number of Common Shares and first preferred shares without the approval of the holders thereof. Holders of Common Shares will have no pre-emptive or participation rights in connection with such additional issues. The Board of Directors has discretion in connection with the price and the terms of issue of Common Shares. Such future issuances may be dilutive to investors.

Reserves and Resources

There are numerous uncertainties inherent in estimating quantities of reserves and resources, including many factors beyond the Corporation's control, and no assurance can be given that the indicated level of reserves or recovery of bitumen will be realized. In general, estimates of economically recoverable bitumen reserves and the future net cash flow therefrom are based upon a number of factors and assumptions made as of the date on which the reserve and resource estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable bitumen, the classification of such reserves based on risk of recovery and estimates of future net revenue expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially.

Estimates with respect to reserves and resources that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history may result in variations in the estimated reserves.

Reserve and resource estimates may require revision based on actual production experience. Such figures have been determined based upon assumed oil prices and operating costs. Market price fluctuations of oil prices may render uneconomic the recovery of certain grades of bitumen. Moreover, short term factors relating to oil sands resources may impair the profitability of the Joslyn Project in any particular period.

No assurance can be provided as to the gravity or quality of bitumen produced from the Joslyn Project.

Title Risks

The Corporation is satisfied that it has good and proper right, title and interest in and to Leases 24 and 74. However, the Corporation has not obtained title opinions in respect of the leases and, accordingly, the Corporation's ownership of the leases could be subject to prior unregistered agreements or interests or undetected claims or interests.

Changes in Government Regulation

Lease 24 and Lease 74 are subject to the *Oil Sands Tenure Regulation* (Alberta) which was introduced in 2000. This legislation deems the Joslyn Lease to continue beyond its primary term to the extent that the lessee has attained the minimum level of evaluation of the oil sands in Lease 24 and Lease 74 or Lease 24 and Lease 74 are producing. There can be no assurance that the Corporation will be able to comply with the requirements of the *Oil Sands Tenure Regulation* (Alberta). In addition, the Minister, in certain circumstances, may change the designation of any lease subject to the legislation and provide notice requiring the Corporation to commence production or recovery of, or to increase existing production or recovery of bitumen or other oil sands products within the time specified in such notice. There can be no assurance that if such a notice is given, the Corporation will be able to comply with its terms to maintain

Lease 24 or Lease 74. Additionally, the *Oil Sands Tenure Regulation* (Alberta) expires on December 1, 2008 and, if such legislation is not renewed in its present or similarly favourable form, the status of Lease 24 and Lease 74 may be in question.

SAGD Bitumen Recovery Process

The recovery of bitumen using the SAGD process is subject to uncertainty. The SAGD process has had limited production history in commercial projects. Although the Corporation conducted a SAGD pilot test on the Joslyn Lease, there can be no assurance that the Joslyn Project will achieve the same or similar results as the pilot project or produce bitumen at the expected levels or costs, on schedule or at all.

Infrastructure for Project Facilities

The Corporation will depend, to a large extent, on third party designers, contractors and suppliers to design and construct each phase of the Joslyn Project. The Joslyn Project will also depend on certain infrastructure owned and operated or to be constructed by others, including, without limitation, pipelines for the transportation of diluent and produced bitumen to the market, natural gas, water source and disposal pipelines, electrical grid transmission lines for the provision and/or sale of electricity to Deer Creek and roadways providing access to various areas of the Joslyn Lease. The failure of any or all of these third parties to supply utilities, services or construct the infrastructure required for future phases of the Joslyn Project on a timely basis and on acceptable commercial terms will negatively impact Deer Creek's operation of the Joslyn Project.

Dependence on Third Parties

The business of the Corporation, and the Joslyn Project in particular, is also subject to the risk that Enerplus may change its business strategies and determine not to proceed with future phases of the Joslyn Project. The Corporation will be subject to the risk of default by Enerplus in meeting its obligations to pay its proportionate share of expenditures of the Joslyn Project prior to its payments under the joint venture agreement dated for reference July 1, 2002 made between the Corporation and a wholly-owned subsidiary of Enerplus (the "Joint Venture Agreement") reaching the Commitment Amount (as defined in the Joint Venture Agreement"). Such default by Enerplus may adversely affect the continuation of the Joslyn Project, the construction or operations of the Joslyn Project or other facets of the Joslyn Project, any of which may adversely affect the Corporation.

The success and ability of the Corporation to compete depends to a significant extent on the proprietary technology of third parties that has been, or is required to be, licensed by the Corporation. Further, others may develop technologies that are similar or superior to the technology that the Corporation licenses from third parties or design around the patents owned by such third parties. Despite the efforts of such third parties, the intellectual property rights licensed by the Corporation may be invalidated, circumvented, challenged, infringed or required to be licensed to others. It cannot be assured that any steps the Corporation or such third parties may take to protect the intellectual property rights of such third parties will prevent the termination of licenses from third parties.

The availability of diluent and the sale of bitumen may be dependent on the continued operation of third party upgraders, refineries, terminals and pipelines. Disruption in the operation of these facilities may reduce the availability of diluent and/or reduce the market for the Corporation's bitumen production.

Commodity Prices

The Corporation's financial results will be dependent upon the prevailing price of crude oil and natural gas. Oil prices, natural gas prices and heavy oil differentials fluctuate significantly in response to regional, national and global supply and demand factors beyond the control of the Corporation. Political and economic developments around the world can affect world oil and natural gas supply and prices.

Any prolonged period of low oil prices, high natural gas prices and/or high heavy oil differentials could result in a decision by the Corporation to suspend or reduce production. Any such suspension or reduction of production would result in a corresponding substantial decrease in the Corporation's revenue and earnings and could materially impact the Corporation's ability to meet its debt servicing obligations and could expose the Corporation to significant additional expense as a result of any future long-term contracts. If production was not suspended or reduced during such period, the sale of the petroleum products produced by the Joslyn Project at such reduced prices would lower the Corporation's revenue.

Operating Costs

The cost of natural gas, which has the potential to vary considerably, is a significant component of the cost of production of the bitumen produced by the Joslyn Project. The availability and cost of diluent also has the potential to vary considerably. The Corporation's earnings may be reduced if significant increases in natural gas or diluent prices are incurred.

Environmental Considerations

The construction, operation and decommissioning of the Joslyn Project and reclamation of the Joslyn Project's land are conditional upon various environmental and regulatory approvals issued by governmental authorities. There is no assurance such approvals will be issued, or once issued renewed, or that they will not contain terms and conditions which make the Joslyn Project uneconomic or cause the Corporation to significantly alter the Joslyn Project. Further, the construction, operation and decommissioning of the Joslyn Project and reclamation of the Joslyn Project's lands will be subject to approvals and laws and regulations relating to environmental protection and operational safety. Although the Corporation believes that the Joslyn Project will be in general compliance with applicable environmental and safety approvals, laws and regulations, risks of substantial costs and liabilities are inherent in oil sands recovery and there can be no assurance that substantial costs and liabilities will not be incurred or that the Joslyn Project will be permitted to carry on operations. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the Joslyn Project's operations, could result in substantial costs and liabilities to the Corporation or delays to or abandonment of the Joslyn Project.

Canada is a signatory to, and has ratified, the Kyoto Protocol established under the United Nations Framework Convention on Climate Change (the "Convention") to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane and nitrous oxide greenhouse gases. The Joslyn Project will be a significant producer of some greenhouse gases covered by the Convention. The Government of Canada has put forward a Climate Change Plan for Canada which suggested further legislation that will set carbon dioxide and other greenhouse gases emission reduction requirements for various industrial activities, including oil sands. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's *Climate Change and Emissions Management Act* (unproclaimed), may require the reduction of emissions or emissions intensity from the Corporation's operations and facilities. The reductions may not be technically or economically feasible and the failure to meet such emission reduction requirement may materially adversely affect the

Corporation's business and result in fines, penalties and the suspension of operations. No assurance can be given that future environmental approvals, laws or regulations will not adversely impact the ability to operate the Joslyn Project or increase or maintain production or will not increase unit costs of production. Equipment from suppliers which can meet future emission standards may not be available on an economic basis and other methods of reducing emissions to required levels in the future may significantly increase operating costs or reduce output. There is a risk that the federal and/or provincial governments could pass legislation which would tax such emissions or require, directly or indirectly, reductions in such emissions produced by energy industry participants, including the Joslyn Project, for which the Joslyn Project may be unable to mitigate. Mitigation of the risk of future legislative or regulatory limits on the emission of greenhouse gases may include the acquisition of emission reduction or off-set credits from third parties. However, emission reduction or off-set credits may not be available for acquisition by the Joslyn Project or may not be available on an economic basis and may not be recognized or qualify under future legislative or regulatory regimes as mitigation for the emission of greenhouse gases by the Joslyn Project.

Operational Hazards

The operation of the Joslyn Project will be subject to the customary hazards of recovering, transporting and processing hydrocarbons, such as fires, explosions, gaseous leaks, migration of harmful substances, blowouts and oil spills. A casualty occurrence might result in the loss of equipment or life, as well as injury or property damage. The Corporation will not carry insurance with respect to all potential casualty occurrences and disruptions. It cannot be assured that the Corporation's insurance will be sufficient to cover any such casualty occurrences or disruptions. The Project could be interrupted by natural disasters or other events beyond the control of Deer Creek. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on the Joslyn Project and on the Corporation's business, financial condition and results of operations.

Recovering bitumen from oil sands involves particular risks and uncertainties. The Project is susceptible to loss of production or slowdowns. Severe climatic conditions can cause reduced production and in some situations result in higher costs. SAGD bitumen recovery facilities and development and expansion of production can entail significant capital outlays. Equipment failures could result in damage to the Joslyn Project's facilities or wells, and liability to third parties against which the Corporation may not be able to fully insure or may elect not to insure because of high premium costs or for other reasons.

Abandonment and Reclamation Costs

The Corporation will be responsible for compliance with terms and conditions of environmental and regulatory approvals and all laws and regulations regarding the abandonment of the Joslyn Project and reclamation of its lands at the end of its economic life, which abandonment and reclamation costs may be substantial. A breach of such legislation and/or regulations may result in the imposition of fines and penalties, including an order for cessation of operations at the site until satisfactory remedies are made. Costs associated with abandonment and reclamation will be a function of regulatory requirements at such time and the value of the salvaged equipment may be more or less than the abandonment and reclamation costs. In addition, in the future the Corporation may determine it prudent or be required by applicable laws or regulations to establish and fund one or more reclamation funds to provide for payment of future abandonment and reclamation costs.

Human Resources

Deer Creek has assembled a management and field operations team for its existing SAGD operations. However, the labour force in Fort McMurray and surrounding area is limited and the inability to staff

future projects could have an adverse affect on the Corporation's development plans. In addition, rising personnel costs could result in increases in general and administrative expenses and labour costs associated with future development.

Principal Shareholder

As of May 31, 2005, the Beacon Group Energy Investment Fund II, LP beneficially owned 15,320,401 Common Shares (which is comprised of 2,276,949 Common Shares held directly and 13,043,452 Common Shares held through Riverside Investments LLC on behalf of the Beacon Group Energy Investment Fund II, LP) and Friends of Lime Rock LP beneficially owns 656,127 Common Shares. These investments in the Corporation are managed by Lime Rock Management LP ("Lime Rock"). As a result, Lime Rock will effectively be in a position to defeat any matters requiring the passing of a special resolution of the shareholders of the Corporation.

Competition

The Canadian and international petroleum industry is highly competitive in all aspects, including the exploration for, and the development of, new sources of supply, the acquisition of oil interests and the distribution and marketing of petroleum products. The Joslyn Project competes with other producers of bitumen and conventional producers of oil and gas. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers.

A number of companies other than the Corporation have announced plans to enter the oil sands business, or expand existing operations. Expansion of existing operations and development of new projects could materially increase the supply of bitumen in the marketplace. Depending on the levels of future demand, increased supplies could have a negative impact on prices.

Foreign Exchange

Crude oil prices are generally based on a U.S. dollar market price, while certain operating and capital costs will be primarily in Canadian dollars. Fluctuations in exchange rates between the U.S. and Canadian dollar will therefore give rise to foreign currency exchange exposure. The Corporation may mitigate the impact of exchange rate fluctuations for both revenue and cost relating to the Joslyn Project by hedging. There is no assurance that any hedging which may be undertaken by the Corporation will be successful and, if not successful, could result in serious adverse effects on the Corporation's financial condition and business.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada. Certain aboriginal peoples have filed a claim against the Government of Canada, the Province of Alberta, certain governmental entities and the regional municipality of Wood Buffalo (which includes the City of Fort McMurray, Alberta) claiming, among other things, aboriginal title to large areas of lands surrounding Fort McMurray, including the lands on which the Joslyn Project and most of the other oil sands operations in Alberta are located. Such claims, if successful, could have a significant adverse effect on the Corporation and the Joslyn Project.

Hedging Risks

The nature of the Corporation's operations will result in exposure to fluctuations in commodity prices. The Corporation may use financial instruments and physical delivery contracts to hedge its exposure to

these risks. If the Corporation engages in hedging it will be exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments. Additionally, if product prices increase above those levels specified in any future hedging agreements, the Corporation could lose the cost of floors or ceilings or a fixed price could limit the Corporation from receiving the full benefit of commodity price increases. If the Corporation enters into hedging arrangements, it may suffer financial loss if it is unable to commence operations on schedule or is unable to produce sufficient quantities of oil to fulfill its obligations.

The Corporation may also hedge its exposure to the costs of inputs to the Joslyn Project. If the prices of these inputs falls below the levels specified in any future hedging agreements, the Corporation could lose the cost of ceilings or a fixed price could limit it from receiving the full benefit of commodity price decreases.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to Deer Creek, and Stikeman Elliott LLP, counsel to the Underwriters (collectively, "Counsel"), subject to compliance with the prudent investment standards and general investment provisions of the following statutes (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals, and, in certain circumstances, the filing of such policies, procedures or goals, the Offered Shares are not, at the date hereof, precluded as investments under or by the following statutes:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Cooperative Credit Associations Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Pension Benefits Standards Act (British Columbia)
Financial Institutions Act (British Columbia)
Alberta Heritage Savings Trust Fund Act (Alberta)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
The Pension Benefits Act, 1992 (Saskatchewan)
The Insurance Act (Manitoba)
The Pension Benefits Act (Manitoba)
The Trustee Act (Manitoba)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
Trustee Act (Ontario)
an Act respecting insurance (Québec) (in respect of an insurer, as defined therein, incorporated under the laws of the Province of Québec, other than a guarantee fund)
an Act respecting trust companies and savings companies (Québec) (for a trust Company investing its own funds and deposits it receives or a savings Company, as defined therein, which invests its own funds)
Supplemental Pension Plans Act (Québec)

In the opinion of such Counsel, the Offered Shares will also, at the time of their sale as contemplated hereunder, be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (provided that the Offered Shares are listed on a prescribed stock exchange, which currently includes the TSX) and will not, at such time, be foreign property, as that term is defined in the *Income Tax Act* (Canada). The Canadian federal budget tabled on February 23, 2005 (Bill C-43) proposes to eliminate the limit in respect of foreign property that may be

held by such plans, registered pension plans and other taxpayers subject to the foreign property limit for months that end after 2004.

INTERESTS OF EXPERTS

As at the date hereof, the partners and associates of each of Bennett Jones LLP and Stikeman Elliott LLP as a group own beneficially, directly or indirectly, less than 1% of the outstanding Common Shares.

As at the date hereof, the principals of Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants to the Corporation, as a group own beneficially, directly or indirectly, less than 1% of the outstanding Common Shares.

RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN UNDERWRITERS

Each of RBC Dominion Securities Inc. and CIBC World Markets Inc. is a subsidiary of a Canadian financial institution which is a lender to the Corporation pursuant to the Credit Facility. Consequently, the Corporation may be considered a "connected issuer" of each of RBC Dominion Securities Inc. and CIBC World Markets Inc. under applicable Canadian securities legislation. Currently there are no amounts outstanding under the Credit Facility and the Corporation is currently compliant with the terms of the Credit Facility. The Credit Facility is secured by a security interest over all of the assets of the Corporation.

The terms and conditions of the Offering were negotiated by the Underwriters and the Corporation without the involvement of the applicable financial institutions. None of the Underwriters described above will derive any benefit from the Offering other than the remuneration described above which is payable by the Corporation.

AUDITORS, REGISTRAR AND TRANSFER AGENT OF THE CORPORATION

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, 111 - 5th Avenue S.W., Suite 3100, Calgary, Alberta, T2P 5L3.

The transfer agent and registrar for the Common Shares is Valiant Trust Corporation of Canada at Suite 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1.

PURCHASER'S STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITOR'S CONSENT

We have read the short form prospectus of Deer Creek Energy Limited (the "Corporation") dated June 23, 2005 relating to the sale and issuance of 3,000,000 Common Shares. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report dated February 23, 2005 to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2004 and 2003 and the consolidated statements of income and deficit and cash flows for the years then ended.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta
June 23, 2005

CERTIFICATE OF CORPORATION

Dated: June 23, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

DEER CREEK ENERGY LIMITED

(signed) GLEN C. SCHMIDT
President and Chief Executive Officer

(signed) JOHN S. KOWAL
Vice President, Finance
and Chief Financial Officer

On behalf of the Board of Directors:

(signed) S. BARRY JACKSON
Director

(signed) JOHN G. CLARKSON
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: June 23, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

PETERS & CO. LIMITED

(signed) Ian D. Bruce

RBC DOMINION SECURITIES INC.

(signed) Kent D. Ferguson

MERRILL LYNCH CANADA INC.

(signed) Aaron J. Papps

CIBC WORLD MARKETS INC.

(signed) T. Timothy Kitchen

BMO NESBITT BURNS INC.	**NATIONAL BANK FINANCIAL INC.**
(signed) Danny C. Mah	(signed) Robert B. Wonnacott
RAYMOND JAMES LTD.	**SALMAN PARTNERS INC.**
(signed) Jason L. Holtby	(signed) Francesco G. Mele



DEER CREEK
Energy Limited

QUEBECOR MERRILL
CANADA INC
Printed In Canada

File # 82-34856

PRELIMINARY PRIVATE PLACEMENT MEMORANDUM
(Subject to Completion) **STRICTLY CONFIDENTIAL**


SEC MAIL PROCESSING
RECEIVED
JUL 11 2005
WASH. D.C.
209
SECTION

Common Shares

Preliminary Offering Memorandum

Accompanying this Preliminary Offering Memorandum (the "Memorandum") is the Canadian preliminary short form prospectus of Deer Creek Energy Limited (the "Corporation"), dated June 14, 2005 (together with the documents incorporated therein by reference, the "Canadian Prospectus"). The Canadian Prospectus is incorporated herein by reference and this Memorandum is qualified in its entirety by the more detailed information contained in the Canadian Prospectus.

The Underwriting Agreement between the Corporation and the Underwriters (the "Underwriting Agreement") provides that the Common Shares purchased by the Underwriters thereunder may be resold in the United States pursuant to Rule 144A ("Rule 144A") of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). In that regard, the Common Shares are being offered hereby in the United States pursuant to Rule 144A only to persons who are "qualified institutional buyers" within the meaning of Rule 144A ("Qualified Institutional Buyers"), and each purchaser of the Common Shares is hereby notified that the offer and sale of Common Shares to it is being made in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A. In addition, the Underwriting Agreement also provides that the Common Shares purchased by the Underwriters thereunder may be resold in the United States to a limited number of institutional "accredited investors", as such term is defined in Rule 501(a)(1), (2), (3) or (7) under the U.S. Securities Act ("Institutional Accredited Investors"). All offers and sales of the Common Shares in the United States will be effected through the U.S. broker-dealer affiliates of the Underwriters (the "U.S. Affiliates")

The Common Shares have not been and will not be registered under any United States Federal or State securities law and may not be offered and sold in the United States except to certain Qualified Institutional Buyers and Institutional Accredited Investors in reliance on the applicable exemptions from the registration requirements of the U.S. Securities Act.

For a discussion of certain restrictions on the resale of the Common Shares, see "Notice to Investors and Transfer Restrictions" herein.

The date of this Private Placement Memorandum is ______________.

In making an investment decision, investors must rely on their own examination of the Corporation and the terms of the offering, including the merits and risks involved. The Common Shares have not been approved or disapproved by the Securities and Exchange Commission (the "SEC") or by any state securities commission or regulatory authority, nor have any of the foregoing authorities or any Canadian provincial securities regulator passed on the accuracy or adequacy of this Memorandum or the Canadian Prospectus. Any representation to the contrary is a criminal offense.

This information is submitted to you on a confidential basis solely for the purpose of evaluating the specific transaction described herein. By accepting this information, you agree that neither you nor any of your employees or advisors shall use the information for any other purpose or divulge to any other party such information. This information shall not be photocopied, reproduced or distributed to others (other than those persons, if any, retained to advise the offeree with respect to the specific transaction described herein) without the prior written consent of the Corporation and the Underwriters.

This information does not constitute a general offer to the public of, or the general solicitation from the public of, offers to subscribe for or purchase any of the Common Shares in the United States. The distribution of this information and the offer and sale of the Common Shares in certain jurisdictions may be restricted by law. Persons into whose possession this information comes are required to inform themselves about and to observe any such restrictions.

If the recipient determines not to purchase any of the Common Shares or the offering is terminated, the recipient will promptly return all material received in connection herewith without retaining any copies to: Peters & Co. Limited, 3900, 888-3rd Street S.W., Calgary, Alberta, Canada T2P 5C5, Attention: Leslee Altin.

The Corporation, the Underwriters and the U.S. Affiliates reserve the right to reject any offer to purchase Common Shares, in whole or in part, for any reason, or to sell less than the number of Common Shares offered hereby. This Memorandum, including the Canadian Prospectus, is personal to each offeree and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire Common Shares.

None of the Underwriters nor the U.S. Affiliates makes any representation or warranty, express or implied, relating to the accuracy or completeness of the information set forth herein, in the Canadian Prospectus, in documents incorporated by reference into the Canadian Prospectus or in any other written or oral communication transmitted or made available to an offeree, and each of them expressly disclaims any and all liability based on such information or omissions therefrom. No dealer, salesman or any other person has been authorized by the Corporation, any Underwriter or any U.S. Affiliate to give any information other than this Memorandum, the Canadian Prospectus and the documents incorporated by reference into the Canadian Prospectus or to make any representations in connection with the issue or sale of the Common Shares and, if given or made, any such information or representation must not be relied upon as having

been authorized by the Corporation, any Underwriter or any U.S. Affiliate. Neither the delivery of this Memorandum, the Canadian Prospectus and the documents incorporated by reference into the Canadian Prospectus nor any sale made in connection herewith shall, under any circumstances, constitute a representation or create any implication that the information contained in this Memorandum, the Canadian Prospectus and the documents incorporated by reference into the Canadian Prospectus is correct as of any time subsequent to the respective dates thereof. Each offeree, prior to purchasing any Common Shares, should perform its own investigation and analysis of the Corporation and the terms of the offering of the Common Shares.

Each person receiving this Memorandum acknowledges that (1) such person has not relied on the Underwriters or the U.S. Affiliates in connection with its investigation of the accuracy of such information or its investment decisions and (2) no person is authorized in connection with any offering made hereby to give any information or make any representation other than as contained in this Memorandum and, if given or made, such information or representation must not be relied upon as having been authorized by the Corporation, the Underwriters or the U.S. Affiliates.

Exchange Rates

Except where otherwise indicated, all dollar figures in the accompanying Canadian Prospectus are expressed in Canadian dollars. On June 14, 2005, the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was U.S. $1.00 = Cdn. $1.2554.

Enforcement of Civil Liabilities

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that (1) the Corporation is incorporated under and is governed by the laws of Alberta, Canada, (2) some or all of its directors and its officers are residents of Canada, (3) the Underwriters and some or all of the experts named in the Canadian Prospectus are residents of Canada, and (4) all or a substantial portion of the assets of the Corporation and said persons are located outside the United States.

Notice to New Hampshire Residents

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER NEW HAMPSHIRE REVISED STATUTES ANNOTATED CHAPTER 421-B ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED

OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Notice to Prospective Purchasers in Florida

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE FLORIDA SECURITIES ACT IN RELIANCE UPON AN EXEMPTION THEREFROM. ANY SALE MADE PURSUANT TO SUCH EXEMPTION IS VOIDABLE BY A FLORIDA PURCHASER WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER OR AN ESCROW AGENT IN PAYMENT FOR SUCH SECURITIES. HOWEVER, THIS RIGHT IS NOT AVAILABLE TO ANY PURCHASER WHO IS A BANK, TRUST COMPANY, SAVINGS INSTITUTION, INSURANCE COMPANY, SECURITIES DEALER, INVESTMENT COMPANY AS DEFINED IN THE INVESTMENT COMPANY ACT OF 1940, PENSION OR PROFIT-SHARING TRUST OR QUALIFIED INSTITUTIONAL BUYER AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT OF 1933.

Preparation of Canadian Prospectus

The Canadian Prospectus and the documents incorporated by reference in the Canadian Prospectus have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. In particular, and without limiting the foregoing, information contained in or incorporated by reference into the Canadian Prospectus regarding the Corporation's natural gas and crude oil reserves (including estimates of the Corporation's future net revenue from such estimated reserves and estimates of the net present value of such estimated future net revenue), have been prepared in accordance with Canadian legal requirements and practices. In addition, the report on reserves data as at February 22, 2005 prepared by Gilbert Laustsen Jung Associates, which is attached to the Company's Annual Information Form for the year ended December 31, 2004 dated March 18, 2005, and which is incorporated by reference into the Canadian Prospectus, was prepared in accordance with Canadian legal requirements and practices. Canadian legal requirements and practices are different than those applicable to information concerning production volumes, reserve estimates and related estimates included in reports and other materials filed with the SEC by United States companies. As a consequence, information concerning reserve estimates and related estimates of the Corporation and other information regarding the Corporation's business and affairs may not be comparable to similar information reported by United States companies subject to SEC reporting and disclosure requirements.

Preparation of Financial Information

The financial statements and other financial information of the Corporation included or incorporated by reference in the accompanying Canadian Prospectus have, except where noted, been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain

respects from the accounting principles used in other jurisdictions, including the United States. Prospective purchasers should conduct their own investigation and analysis of the business, data and transactions described herein.

Notice to Investors and Transfer Restrictions

Qualified Institutional Buyers

Each purchaser of Common Shares offered hereby that is a Qualified Institutional Buyer will, by its purchase of such Common Shares, be deemed to have represented and agreed for the benefit of the Corporation, the Underwriters and the U.S. Affiliates as follows:

(a) it is a Qualified Institutional Buyer and acknowledges that the sale of Common Shares to it is being made in reliance on Rule 144A, and it is acquiring such Common Shares for its own account or for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion;

(b) it understands and acknowledges that the Common Shares will not be and have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and are therefore "restricted securities" within the meaning of Rule 144, and that if in the future it shall decide to resell, pledge or otherwise transfer such Common Shares, the same may be resold, pledged or otherwise transferred only (A) to the Corporation, (B) in the United States, in accordance with Rule 144A to a person it reasonably believes is a Qualified Institutional Buyer that purchases for its own account or for the account of a Qualified Institutional Buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A, (C) outside the United States, in accordance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (D) in a transaction exempt from registration under the U.S. Securities Act pursuant to Rule 144 and in compliance with any applicable state securities laws of the United States, or (E) in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state securities laws, and it has furnished to the Corporation an opinion of counsel of recognized standing reasonably satisfactory to the Corporation to that effect;

(c) it understands that all Common Shares sold in the United Shares as part of this Offering will bear a legend to the following effect:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF DEER CREEK ENERGY LIMITED (THE "**CORPORATION**") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE

SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (E) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION SATISFACTORY TO THE CORPORATION.

A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM VALIANT TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO VALIANT TRUST COMPANY AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

If the Common Shares are being sold in compliance with the requirements of Rule 904 of Regulation S, the legend may be removed by providing a declaration to Valiant Trust Company to the following effect (or as the Corporation may prescribe from time to time):

"The undersigned (A) acknowledges that the sale of the common shares to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended, and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the Securities Act, as amended) of the Corporation, (2) the offer of such common shares was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange or the TSX Venture Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such common shares. Terms used herein have the meanings given to them by Regulation S."

If the Common Shares are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to Valiant Trust Company of an opinion of counsel of recognized standing and reasonably satisfactory to the Corporation, to the effect that

such legend is no longer required under the U.S. Securities Act or state securities laws.

(d) it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Corporation and the Underwriters in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Common Shares.

Institutional Accredited Investors

Each purchaser of Common Shares offered hereby that is an IAI will sign a U.S. Purchaser's Letter containing representations, warranties and agreements to the Corporation substantially similar to the form set out in Exhibit I hereto.

In General

So long as any of the Common Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, the Corporation will, at any time when the Corporation is not subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended, and is not exempt from such requirements pursuant to Rule 12g3-2(b) under such Act, furnish holders and prospective purchasers of Common Shares the information required by Rule 144A(d)(4) under the U.S. Securities Act.

The Corporation has been advised by the Underwriters that, in connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Until 40 days after the commencement of the offering of the Common Shares, an offer or sale of the Common Shares within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act if such an offer or sale is made otherwise than in accordance with a valid exemption from registration under the U.S. Securities Act.

Certain US Federal Income Tax Considerations

The following summary describes certain United States federal income tax consequences of the ownership and disposition of our Common Shares that are generally applicable to a United States person that holds our Common Shares as capital assets (a "US Holder") within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). The following discussion does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular holders of our Common Shares in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as

brokers, dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons liable for alternative minimum tax, persons holding our Common Shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who actually or constructively own at any time ten percent or more of our voting shares, holders whose "functional currency" is not the United States dollar and holders who are not US Holders. In addition, the discussion below does not address the tax consequences of the law of any state, locality or foreign jurisdiction or United States federal tax consequences (e.g., estate or gift tax) other than those pertaining to the income tax. There can be no assurance that the United States Internal Revenue Service (the "IRS") will take a similar view as to any of the tax consequences described in this summary.

The following is based on currently existing provisions of the Code, existing and proposed Treasury regulations under the Code and current administrative rulings and court decisions. Everything listed in the previous sentence may change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion.

Each US Holder and each non-US Holder should consult its tax advisor regarding the United States federal income tax consequences of holding our Common Shares applicable to such holder in light of its particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

As used in this section, the term "United States person" means a beneficial owner of our Common Shares that is:

(i) a citizen or an individual resident of the United States;

(ii) a corporation (or an entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

(iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or

(iv) a trust which (A) is subject to the supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code; or (B) was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person.

If a partnership (or an entity taxable as a partnership for U.S. income tax purposes) holds our Common Shares, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the

partnership. A United States Person that is a partner of the partnership holding our Common Shares should consult its own tax advisor.

Passive Foreign Investment Company

Special, generally unfavorable rules apply to the ownership and disposition of the stock of a passive foreign investment company ("PFIC"). As discussed below, however, it may well be possible to mitigate these consequences by making a so-called qualified electing fund ("QEF") election.

For United States federal income tax purposes, a foreign corporation is classified as a PFIC for each taxable year in which either:

- at least 75% of its gross income is "passive" income (referred to as the "income test"); or
- at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (referred to as the "asset test").

For purposes of the income test and the asset test, if a foreign corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, that foreign corporation will be treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of that other corporation. Also, for purposes of the income test and the asset test, passive income does not include any income that is interest, a dividend or a rent or royalty, which is received or accrued from a related person to the extent that amount is properly allocable to the income of the related person that is not passive income.

"Passive income" includes the following types of income:

(i) dividends, royalties, rents, annuities, interest, and income equivalent to interest, and

(ii) net gains from the sale or exchange of property that gives rise to dividends, interest, royalties, rents, or annuities.

Passive income also includes the excess of gains over losses from some commodities transactions, including some transactions involving oil and gas. Gains from commodities transactions, however, are generally excluded from the definition of passive income if "substantially all" of a merchant's or producer's or handler's business is as an active merchant, producer or handler of those commodities. Applicable Treasury regulations interpret "substantially all" to mean that 85% or more of a producer's taxable income must be gross receipts from sales in the active conduct of a commodities business or certain related activities.

We expect that we will be classified as a PFIC in the 2005 taxable year but not in subsequent years. However, PFIC status is fundamentally factual in nature,

generally cannot be determined until the close of the taxable year in question and is determined annually.

Certain special rules apply with respect to a subsidiary of a PFIC. We currently do not have any material subsidiaries.

In the absence of any election, a US Holder of a PFIC will be taxed under the generally unfavorable rules described below, including loss of favorable capital gains rates and the imposition of an interest charge, that apply if the holder recognizes gain on the sale or other disposition of the PFIC stock or receives certain distributions with respect to the stock (see "— The "No Election" Alternative — Taxation of Excess Distributions"). US Holders may avoid most of these consequences by making a QEF Election with respect to Deer Creek, which will have the consequences described in "— The QEF Election Alternative." A US Holder may also consider making an election to mark the Common Shares to market (a "Mark to Market Election").

US HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE POSSIBLE APPLICABILITY OF THE PFIC RULES AND THE AVAILABILITY OF MAKING A QEF ELECTION TO AVOID ADVERSE US TAX CONSEQUENCES.

1. The QEF Election Alternative

A US Holder who elects (an "Electing US Holder") in a timely manner to treat Deer Creek as a QEF (a "QEF Election") would include in gross income (and be subject to current US federal income tax on) the US dollar value of both its pro rata share of Deer Creek's ordinary earnings, as ordinary income, and its pro rata share of Deer Creek's net capital gains, as long-term capital gain, during any taxable years of the US Holder in which we are classified as a PFIC, regardless of whether such amounts are actually distributed. An Electing US Holder may further elect, in any given taxable year, to defer payment of the taxes owing as a result of including our ordinary earnings and net capital gains currently in income, subject to certain limitations. However, if deferred, the taxes will be subject to an interest charge, which will be non-deductible to US Holders that are not corporations. Distributions paid out of earnings and profits that previously were taxed to the Electing US Holder shall not be subject to tax again upon distribution.

Upon the sale or other disposition of Common Shares, an Electing US Holder who makes a QEF Election for the first taxable year in which he owns Common Shares will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the net amount realized on the disposition and the US Holder's adjusted tax basis in the Common Shares. Such gain or loss will be capital gain or loss, which will be long-term capital gain or loss if the US Holder's holding period in the Common Shares is more than one year and otherwise will be short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations. If the US Holder is a United States resident (as defined in section 865 of the Code), gains realized upon disposition of a common share by such US Holder generally will be US source income, and disposition losses generally will be allocated to reduce US source income.

A QEF Election must be made in a timely manner as specified in applicable Treasury regulations. Generally, the QEF Election must be made in a timely filed federal income tax return of a US Holder for the first taxable year of the foreign corporation during which the corporation was at any time a PFIC. Although a QEF Election may be made after the PFIC's first taxable year that was included in the Electing US Holder's holding period, the Electing US Holder would continue to be subject to the excess distribution rules described below (see "— The "No Election" Alternative — Taxation of Excess Distributions") unless the holder makes a Mark to Market Election, which would result in a deemed disposition of the PFIC stock to which the excess distribution rules may apply.

The QEF Election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC annual information statement, to a timely filed United States federal income tax return. Even if a QEF Election is not made, a shareholder in a PFIC who is a US person must file a completed IRS Form 8621 every year.

We intend to make available to US Holders timely and accurate information as to our status as a PFIC and intend to comply with all applicable record-keeping, reporting and other requirements so that each US Holder may elect to treat our company as a QEF.

2. The "No Election" Alternative — Taxation of Excess Distributions

If we are classified as a PFIC for any year during which a US Holder has held Common Shares and that holder has not made a QEF Election or a Mark to Market Election, special rules may subject that holder to increased tax liability, including loss of favorable capital gains rates and the imposition of an interest charge, upon the sale or other disposition of the Common Shares or upon the receipt of any excess distribution (as defined below). Under these rules:

- the gain or excess distribution will be allocated ratably over the US Holder's holding period;

- the amount allocated to the current taxable year and any year prior to the first year in which we are a PFIC will be taxed as ordinary income in the current year;

- the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

- an interest charge (not deductible for non-corporate holders) for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years

These rules will continue to apply to the holder even after we cease to meet the definition of a PFIC, unless the holder elects to be treated as having sold our

Common Shares on the last day of the last taxable year in which we qualified as a PFIC. Any gain recognized on such a deemed sale will be taxed under the special rules described above.

An "excess distribution", in general, is any distribution on Common Shares received in a taxable year by a US Holder that is greater than 125% of the average annual distributions received by that holder in the three preceding taxable years or, if shorter, that holder's holding period for Common Shares.

Any portion of a distribution paid to a US Holder that does not constitute an excess distribution will be treated as ordinary dividend income to the extent of our current and accumulated earnings and profits (as computed for US federal income tax purposes). Such dividends generally will not qualify for the dividends-received deduction otherwise available to US corporations. Any amounts treated as dividends paid by a PFIC do not constitute "qualified dividend income" within the meaning of Section 1(h)(11) of the Code, and will therefore be ineligible for taxation at the maximum rate of 15% applicable to individuals who receive such income. Any such amounts in excess of our current and accumulated earnings and profits will be applied against the Electing US Holder's tax basis in the Common Shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such Common Shares. It is likely that any such gain would be treated as an excess distribution.

3. Mark to Market Election Alternative

Assuming that our Common Shares are treated as marketable stock, a US Holder that does not make a QEF Election may avoid the application of the excess distribution rules, at least in part, by electing to mark the Common Shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of its Common Shares and the holder's adjusted tax basis in the Common Shares. Any mark to market loss is treated as an ordinary deduction, but only to the extent of the ordinary income that the holder has included pursuant to the election in prior tax years. The electing US Holder's basis in its Common Shares would be adjusted to reflect any of these income or loss amounts. Any gain on a disposition of our Common Shares by an electing US Holder would be treated as ordinary income. Any loss on such a disposition would be treated as an ordinary deduction, but only to the extent of the ordinary income that the holder has included pursuant to the election in prior tax years. For purposes of making this election, stock of a foreign corporation is "marketable" if it is regularly traded on certain qualified exchanges. The Common Shares should be treated as "marketable stock" for purposes of making this election.

With respect to its direct ownership of Common Shares, a US Holder that receives a distribution with respect to its Common Shares will avoid the unfavorable consequences applicable to excess distributions described above if the holder has made a timely Mark to Market Election in the first year of its holding period during which we are treated as a PFIC. Such distribution would instead be taxed under the rules described in the final paragraph of the above section ("— The "No Election" Alternative — Taxation of Excess Distributions"). If a US Holder has held Common Shares for one or more

taxable years during which we are treated as a PFIC and does not make a timely Mark to Market Election with respect to the Common Shares held during the first of those years, a coordination rule applies to ensure that a later Mark to Market Election does not cause the holder to avoid the interest charge on excess distributions with respect to amounts attributable to periods before the election.

An election to mark to market applies to the year for which the election is made and the following years unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election. In addition, a US Holder that has made a Mark to Market Election does not include mark to market gains, or deduct mark to market losses, for years when the corporation ceases to be treated as a PFIC. If a timely QEF Election were made by a US Holder, the mark to market rules would not apply.

Foreign Tax Credits

Regardless of which of the above alternatives applies to a US Holder, any tax withheld by Canadian taxing authorities with respect to distributions on our Common Shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a US Holder's United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we distribute with respect to our Common Shares will be "passive income" or, in the case of certain US Holders, "financial services income." Pursuant to changes in tax law that will apply to tax years beginning after December 31, 2006, dividends we distribute with respect to our Common Shares will consitute "passive category" income of, for certain holders, "general category" income for foreign tax credit purposes. Because of the complexity of those limitations, each US Holder should consult its own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of dividends on the Common Shares and to certain payments of proceeds from the sale or exchange of Common Shares made to US Holders other than certain exempt recipients (such as corporations). A US Holder that is not an exempt recipient will generally be subject to backup withholding with respect to such payments (currently at a rate of 28%, which rate will be replaced by a 31% rate beginning in 2011) unless the US Holder provides an accurate taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules will be allowed as a credit against the US Holder's United States federal income tax liability or refundable to the extent that it exceeds such liability. A US Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Exhibit I

FORM OF U.S. PURCHASER'S LETTER

Deer Creek Energy Limited
2600 Bow Valley Square 2
205 – 5th Avenue S. W.
Calgary, Alberta
T2P 2V7

Attention: Mr. Glen C. Schmidt, President and Chief Executive Officer

Dear Sirs:
In connection with our proposed purchase of common shares (the "**Shares**") of Deer Creek Energy Limited (the "**Corporation**"), we confirm and agree as follows:

(a) we are authorized to consummate the purchase of the Shares;

(b) we understand that the Shares have not been and will not be registered under the *United States Securities Act* of 1933, as amended (the "**U.S. Securities Act**"), and that the sale contemplated hereby is being made to Institutional Accredited Investors (as defined in paragraph (c) below) in reliance on a private placement exemption;

(c) we are an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) under the U.S. Securities Act ("**Institutional Accredited Investor**") and are acquiring the Shares for our own account or for one or more investor accounts for which we are acting as fiduciary or agent and each such investor account is an Institutional Accredited Investor;

(d) we agree that if we decide to offer, sell or otherwise transfer or pledge all or any part of the Shares, we will not offer, sell or otherwise transfer or pledge any of such Shares (other than pursuant to an effective registration statement under the U.S. Securities Act), directly or indirectly unless:

(i) the sale is to the Corporation; or

(ii) the sale is made outside the United States in accordance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; or

(iii) the sale is made pursuant to the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder; or

(iv) the sale is made in the United States, in accordance with Rule 144A to a person it reasonably believes is a Qualified Institutional Buyer that purchases for its own account or for the account of a Qualified Institutional Buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A; or

(v) the Shares are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state laws and regulations governing the offer and sale of Shares, and we have furnished to the Corporation an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to that effect; or

(vi) the sale is to an Institutional Accredited Investor and a purchaser's letter containing representations, warranties and agreements substantially similar to those contained in this purchaser's letter (except that such subsequent purchaser's letter need not contain the representation set forth in paragraph (f) below) is executed by the subsequent purchaser and delivered to the Corporation prior to the sale;

(e) we understand and acknowledge that the Shares are "restricted securities" as defined in Rule 144 under the U.S. Securities Act, and upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or state securities laws, the certificates representing the Shares, and all certificates issued in exchange therefor or in substitution thereof, shall bear on the face of such certificates the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF DEER CREEK ENERGY LIMITED (THE "**CORPORATION**") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (E) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION SATISFACTORY TO THE CORPORATION.

A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM VALIANT TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO VALIANT TRUST COMPANY AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.";

If the Shares are being sold in compliance with the requirements of Rule 904 of Regulation S, the legend may be removed by providing a declaration to Valiant Trust Company to the following effect (or as the Corporation may prescribe from time to time):

"The undersigned (A) acknowledges that the sale of the common shares to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended, and (B) certifies that (1) it is

not an "affiliate" (as defined in Rule 405 under the Securities Act, as amended) of the Corporation, (2) the offer of such common shares was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange or the TSX Venture Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such common shares. Terms used herein have the meanings given to them by Regulation S.";

if the Shares are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to Valiant Trust Company of an opinion of counsel of recognized standing and reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under the U.S. Securities Act or state securities laws;

(f) we have received a copy of the U.S. Placement Memorandum (as defined in the Underwriting Agreement) and we have been afforded the opportunity (i) to ask such questions as we have deemed necessary of, and to receive answers from, representatives of the Corporation concerning the terms and conditions of the offering of the Shares and (ii) to obtain such additional information which the Corporation possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the U.S. Placement Memorandum and that we have considered necessary in connection with our decision to invest in the Shares;

(g) we acknowledge that we are not purchasing the Shares as a result of any general solicitation or general advertising, as those terms are used in Regulation D under the U.S. Securities Act including, without limitation, advertisements, articles, notices and other communications published in any newspaper, magazine or similar media or broadcast over television or radio or any seminar or meeting whose attendees have been invited by general solicitation or general advertising; and

(h) we understand and acknowledge that the Corporation (i) is under no obligation to be or to remain a "foreign issuer," (ii) may not, at the time we sell the Shares or at any other time, be a "foreign issuer," and (iii) may engage in one or more transactions which could cause the Corporation not to be a "foreign issuer." If the Corporation is not a "foreign issuer" at the time of any sale pursuant to Rule 904 of Regulation S, the certificate delivered to the buyer may continue to bear the legend contained in paragraph (e) above.

We acknowledge that the representations and warranties and agreements contained herein are made by us with the intent that they may be relied upon by you and by the U.S. Affiliate, in determining our eligibility or (if applicable) the eligibility of others on whose behalf we are contracting hereunder to purchase the Shares. We further agree that by accepting the Shares we shall be representing and warranting that the foregoing representations and warranties are true as at the closing time with the same force and effect as if they had been made

by us at the closing time and that they shall survive the purchase by us of the Shares and shall continue in full force and effect notwithstanding any subsequent disposition by us of the Shares.

You and the U.S. Affiliate are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Dated ●.

[Name of Purchaser]

By: ______________________________

Name: ●

Title: ●



A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered under this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws. Accordingly, the securities offered hereby may not be offered or sold in the United States or to U.S. persons unless an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution."

Preliminary Short Form Prospectus

New Issue **June 14, 2005**



DEER CREEK
Energy Limited

$40,800,000
3,000,000 Common Shares

Deer Creek Energy Limited ("Deer Creek" or the "Corporation") is offering 3,000,000 common shares of the Corporation (the "Offered Shares") at a price of $13.60 per share pursuant to this short form prospectus (the "Offering").

The common shares ("Common Shares") of the Corporation are listed on the Toronto Stock Exchange (the "TSX") under the symbol "DCE". On June 9, 2005, the last trading day before the announcement of the Offering, the closing price of the common shares of the Corporation on the TSX was $14.40. The offering price per Offered Share of $13.60 was determined by negotiation between the Corporation and Peters & Co. Limited on its own behalf and on behalf of RBC Dominion Securities Inc., Merrill Lynch Canada Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Raymond James Ltd., and Salman Partners Inc. (the "Underwriters"). The Corporation has applied to list the Offered Shares on the TSX. Listing will be subject to the Corporation fulfilling the applicable listing requirements of the TSX.

In the opinion of counsel, based on the legislation in effect on the date of this short form prospectus, the Offered Shares are eligible investments as set forth under the heading "Eligibility for Investment".

Price: $13.60 per Common Share

	Price to Public	Underwriters' Fee	Net Proceeds to Corporation[1]
Per Offered Share	$13.60	$0.68	$12.92
Total	$40,800,000	$2,040,000	$38,760,000

Notes:

(1) Before deducting the estimated expenses of the Offering estimated to be $230,000, which will be paid out of the general funds of the Corporation.

Each of RBC Dominion Securities Inc. and CIBC World Markets Inc. is a subsidiary of a Canadian financial institution which is a lender to the Corporation. As a result, the Corporation may be considered to be a "connected issuer" of each of RBC Dominion Securities Inc. and CIBC World Markets Inc. under applicable Canadian securities legislation. See "Relationship Between the Corporation and Certain Underwriters".

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to approval of certain legal matters on behalf of the Corporation by Bennett Jones LLP and on behalf of the Underwriters by Stikeman Elliott LLP. In connection with the distribution of the Offered Shares, the Underwriters may engage in market stabilization activities. See "Plan of Distribution".

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is anticipated to occur on or about June 30, 2005, but in any event not later than July 15, 2005.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Vice President, Finance and Chief Financial Officer of Deer Creek, Bow Valley Square II, 2600, 205-5th Avenue SW, Calgary, Alberta, T2P 2V7, telephone (403) 264-3777, facsimile (403) 264-3700, through the internet at www.deercreekenergy.com, by accessing the disclosure documents available through the internet on the Canadian System for Document Analysis and Retrieval which can be accessed at www.sedar.com or by emailing to deercrk@deercreekenergy.com. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice President, Finance and Chief Financial Officer of Deer Creek at the above-mentioned address and telephone number.

The following documents have been filed with securities regulatory authorities in each of the provinces of Canada and are specifically incorporated by reference in, and form an integral part of, this short form prospectus:

(a) the Revised Annual Information Form of the Corporation dated March 18, 2005 for the fiscal year ended December 31, 2004 (the "AIF");

(b) the unaudited consolidated interim financial statements of the Corporation and the notes thereto for the three months ended March 31, 2005 and 2004;

(c) management's discussion and analysis of financial condition and results of operations of the Corporation for the three months ended March 31, 2005 and 2004;

(d) the audited consolidated financial statements of the Corporation and the notes thereto, together with the accompanying report of the auditor of the Corporation, for the years ended December 31, 2004 and 2003;

(e) management's discussion and analysis of financial condition and results of operations of the Corporation for the years ended December 31, 2004 and 2003; and

(f) the management proxy circular of the Corporation dated April 13, 2005 relating to the annual and special meeting of the shareholders of the Corporation held on May 26, 2005, excluding those portions thereof which appear under the headings "Compensation of Directors and Executive Officers – Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices".

Any documents of the Corporation of the type referred to above and any material change report (excluding confidential material change reports) filed with a securities commission or similar authority in Canada after the date of this short form prospectus and prior to the termination of the distribution of the Offered Shares shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained in this short form prospectus or in any subsequently filed document which also is, or is deemed to be, incorporated by reference in this short form prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the

document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking information typically contains statements using words such as "anticipate", "believe", "project", "expect", "plan", "intend" or similar words suggesting future outcomes, statements that actions, events or conditions "may", "would", "could" or "will" be taken or occur in the future, or statements regarding the outlook for petroleum prices, estimated amounts and timing of capital expenditures, anticipated results of development and construction projects, estimates of future production, reserves and resources or other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance. Statements concerning resources and reserves are also forward-looking statements, as they reflect estimates as to the volume and nature of petroleum deposits that will be found to be present when a project is developed, and, in the case of reserves, the expectation that the deposits can be economically exploited in the future.

Readers are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, risks and uncertainties and other factors that contribute to the possibility that the predicted outcome will not occur. Among the factors that could cause actual events, results or outcomes to differ materially from those reflected in the forward-looking information in this short form prospectus include those identified under the heading "Risk Factors" and elsewhere in this short form prospectus. Readers should be aware that the list of risks set forth under "Risk Factors" is not exhaustive.

The Corporation believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be. The Corporation does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law.

In particular, this short form prospectus and the documents incorporated by reference contain forward-looking statements pertaining to the following:

- projections of market prices and costs;
- expectations regarding the Corporation's ability to raise capital;
- treatment under governmental regulatory regimes;
- commodity prices;
- supply and demand for oil and natural gas;
- the quantity of reserves and resources;
- production levels; and
- capital expenditures.

THE CORPORATION

Deer Creek was incorporated pursuant to the provisions of the *Business Corporations Act* (Alberta) on October 1, 1996. The Corporation's head office is located at Bow Valley Square II, 2600, 205-5th Avenue SW, Calgary, Alberta, T2P 2V7 and its registered office is located at Suite 4500, 855-2nd Street SW, Calgary, Alberta, T2P 4K7.

Deer Creek has an 84% interest in Deer Creek Pipelines Limited ("DCPL") a corporation incorporated pursuant to the *Business Corporations Act* (Alberta) on March 7, 2005. See "Recent Developments". The Corporation does not have any subsidiaries which represent individually more than 10% and in the aggregate more than 20% of the total consolidated assets and total consolidated sales and operating revenues of the Corporation as at December 31, 2004.

BUSINESS OF THE CORPORATION

Deer Creek is a Calgary-based oil sands corporation engaged in the development of its Athabasca oil sands deposits through steam assisted gravity drainage ("SAGD") and mining extraction methods. Deer Creek's principal assets include an interest in Alberta Oil Sands lease No. 7280060T24 ("Lease 24") and lease No. 7404110452 ("Lease 74") formerly permit No. 7099110070 (collectively the "Joslyn Lease"), collectively known as the Joslyn Project.

The Joslyn Project is located in the regional municipality of Wood Buffalo, approximately 60 kilometres north of Fort McMurray in northern Alberta. Deer Creek has been evaluating and developing the Joslyn Project over the course of the last seven years and has formulated a strategy to advance the program for the recovery of bitumen as a multi phased SAGD and mining development. The Corporation holds an 84% working interest in, and is the operator of, the Joslyn Project, which contains over 50,000 acres of land and oil sands rights in the McMurray formation.

The Corporation's strategy is to stage the development of the Joslyn Project into manageable phases. The business plan envisions four phases of SAGD production development and four phases of mining and extraction development. Deer Creek is of the view that its stepped development approach will allow it to manage the operational and financial requirements of the Joslyn Project as it grows in scale and complexity. The Joslyn Project's estimated life is more than 30 years and Deer Creek intends to revise and optimize its strategy and plan of development for the Joslyn Project over this time frame.

Deer Creek expects to produce approximately 25% of the potential recoverable reserves and resources in the Joslyn Project through SAGD production recovery methods and approximately 75% by surface mining and extraction methods.

USE OF PROCEEDS

The net proceeds of this issue to the Corporation, after payment of the Underwriters' fee of $2,040,000 and expenses of the issue estimated to be $230,000, will be approximately $38,530,000. The net proceeds will be used to fund the Corporation's share of ongoing development activities for the Joslyn Project, including the costs for its diluent and blended bitumen lateral pipelines, mining and thermal expansion projects, and for general corporate purposes.

STATEMENT OF RESERVES AND RESOURCES DATA AND OTHER OIL AND GAS INFORMATION – SUPPLEMENTAL INFORMATION

The statement of reserves and resources data and other oil and gas information (the "AIF Reserves Statement") dated December 31, 2004 (with a preparation date of January 14, 2005) is set forth in the AIF and is incorporated by reference in this short form prospectus. The Alberta Securities Commission has requested that the Corporation include the following supplemental information relating to capital returns. This information should be read in conjunction with the AIF Reserves Statement.

Disclosure of Reserves and Resources Data

The reserves and resources data set forth below (the "Reserves and Resources Data") is based upon an evaluation by Gilbert Laustsen Jung Associates Ltd. ("GLJ") with an effective date of December 31, 2004 as contained in the report of GLJ dated February 22, 2005 ("GLJ Report"). The Reserves and Resources Data summarizes the bitumen deposits of the Corporation and the net present values of future net revenue for these reserves and resources using constant prices and costs and forecast prices and costs. The Reserves and Resources Data complies with the requirements of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101"). Additional information not required by NI 51-101 has been presented to provide continuity which the Corporation believes is important to the readers of this information. Deer Creek engaged GLJ to provide an evaluation of proved plus probable plus possible reserves and resources.

The following information must be read in combination with the AIF Reserves Statement in order to understand the constant and forecast price forecasts, capital and operating costs, production forecast, reserves and other information related to the Corporation's reserves and resources.

Capital Returns

The following tables presents certain information relating to the time expected to recover the initial capital investment ("Payout"), the internal rate of return, the return on investment ratio ("ROI Ratio") and the discounted return on investment ratio ("DROI Ratio") pertaining to the Corporation's working interest in the Joslyn Project, calculated by Deer Creek using information contained in the GLJ Report (based on forecast prices and costs):

In-Situ Bitumen Recovery
(as of December 31, 2004)

	Probable	**Probable Plus Possible**
Total Capital (undiscounted) MM$	1,360.5	2,821.4
Total Initial Capital[1] (undiscounted) MM$	556.1	759.7
Future Net Revenue (undiscounted) MM$:		
- Before Income Taxes	1,749.8	3,784.3
- After Income Taxes	1,185.3	2,525.9
Payout[2] (years):		
- Before Income Taxes	9.0	10.2
- After Income Taxes	9.5	10.8
Return on Investment (ROI) Ratio:		
- Before Income Taxes	4.1	6.0
- After Income Taxes	3.1	4.3
Net Present Value of Future Net Revenue (NPV) MM$:		

- Before Income Taxes @ 15%	51.4	108.2
- Before Income Taxes @ 10%	231.7	391.8
- After Income Taxes @ 10%	115.5	209.1
- After Income Taxes @ 5%	412.2	742.5
Discounted Return on Investment (DROI) Ratio[3]:		
- Before Income Taxes @ 10%	1.6	1.9
- After Income Taxes @ 10%	1.3	1.5
Internal Rate of Return (IRR)[4] Percent:		
- Before Income Taxes	17.6	19.5
- After Income Taxes	14.4	16.0

Notes:

(1) Initial Capital is all capital spent on the SAGD reserves up to and including 2011 in the case of probable and 2014 in the case of probable plus possible.

(2) Payout is the time in years until the cumulative future net revenue (undiscounted) becomes greater than 0.

(3) The DROI Ratio is calculated by taking the net present value of the future net revenue associated with the SAGD reserves (excluding the initial capital, but including all sustaining capital) and dividing this amount by the net present value of the initial capital. After tax rates are calculated using a tax rate of 33.2%.

(4) Internal Rate of Return is the discount rate at which the net present value of the future net revenue is equal to 0. After tax rates are calculated using a tax rate of 33.2%.

Mineable Bitumen Recovery

(as of December 31, 2004)

	Best Estimate
Total Capital (undiscounted) MM$	4,358.5
Total Initial Capital[1] (undiscounted) MM$	2,439.0
Future Net Revenue (undiscounted) MM$:	
- Before Income Taxes	11,067.5
- After Income Taxes	7,221.2
Payout[2] (years):	
- Before Income Taxes	13.7
- After Income Taxes	13.8
Return on Investment (ROI) Ratio:	
- Before Income Taxes	5.5
- After Income Taxes	4.0
Net Present Value of Future Net Revenue (NPV) MM$:	
- Before Income Taxes @ 15%	(14.1)
- Before Income Taxes @ 10%	646.2
- After Income Taxes @ 10%	278.0
- After Income Taxes @ 5%	1,752.9
Discounted Return on Investment (DROI) Ratio[3]:	
- Before Income Taxes @ 10%	1.5
- After Income Taxes @ 10%	1.2
Internal Rate of Return (IRR)[4] Percent:	
- Before Income Taxes	14.8

- After Income Taxes	12.5

Notes:

(1) Initial Capital is all capital spent on the resources up to and including 2016 excluding sustaining capital spent in 2014 through 2016.

(2) Payout is the time in years until the cumulative future net revenue (undiscounted) becomes greater than 0.

(3) The DROI Ratio is calculated by taking the net present value of the future net revenue associated with the mineable resources (excluding the initial capital, but including all sustaining capital) and dividing this amount by the net present value of the initial capital. After tax rates are calculated using a tax rate of 34.8%.

(4) Internal Rate of Return is the discount rate at which the net present value of the future net revenue is equal to 0. After tax rates are calculated using a tax rate of 34.8%.

RECENT DEVELOPMENTS

Lease Delineation

Deer Creek's well database has grown to more than 800 wells and is approximately 16 wells per section in both the primary SAGD area and the initial mining area on the northeast side of the Joslyn Lease. Deer Creek continues to analyze the core from the recently completed winter 2004-2005 drilling program and is currently updating the geological interpretation that supports the reservoir description and resource estimates for the thermal and mining expansions.

Operations

SAGD Phase I is designed to produce up to 600 barrels of bitumen per day and averaged production of 270 barrels of bitumen per day in May 2005. In January 2005, Deer Creek completed a scheduled well workover to allow for conversion to an electrical submersible pump. Concurrent with the well workover, Deer Creek initiated a joint six month pilot with other industry participants to test the performance and emission characteristics of burning emulsified bitumen as an alternative fuel to natural gas.

SAGD Phase II, the Joslyn Project's 10,000 barrels of bitumen per day commercial development, remains on schedule with over 90% of facility engineering completed and 95% of major equipment ordered. Construction at the site of field tanks, well pads and related infrastructure is progressing on schedule. Drilling of the first well commenced on June 8, 2005.

In March 2005, Deer Creek announced the filing of the regulatory application for the 15,000 barrels of bitumen per day expansion of the Joslyn Project. Deer Creek is continuing with ongoing stakeholder communications, regulatory review and geological mapping in the anticipation of approval for this phase of development in the first quarter of 2006.

Deer Creek is continuing its efforts to file the regulatory application for the initial mine development of 100,000 barrels of bitumen per day in late 2005 or early 2006. The mine regulatory application preparation is proceeding on schedule and on budget. Deer Creek has completed the data collection for the environmental impact assessment, finalized mine design criteria and is reviewing opportunities to enhance the current process of extraction in the areas of primary bitumen separation, bitumen froth cleaning and tailings management. Work has continued in these areas during the second quarter of 2005 with technical work expected to be completed by the third quarter of 2005.

Pipelines and Marketing

On May 25, 2005, the Corporation announced its intention to construct, own and operate an 8 inch diluent lateral pipeline and a 12 inch blended bitumen lateral pipeline (the "Joslyn Sales Lines") through its 84%

owned newly formed subsidiary, DCPL. The Joslyn Sales Lines will extend from the Joslyn Project to the Athabasca Terminal, north of Fort McMurray. The Joslyn Sales Lines will be approximately 62 kilometres in length and will accommodate 40,000 barrels per day of bitumen production and the associated diluent and will provide transportation for all four phases of the Joslyn Project's SAGD development.

In May 2005, a letter of intent was signed with a major oil sands producer outlining the terms of a purchase and sale agreement whereby Deer Creek will purchase light density diluent for its produced SAGD bitumen and sell the resultant blended bitumen to the major oil sands producer.

Financing

DCPL has entered into a credit agreement with a Canadian bank to provide a non-recourse pipeline credit facility of $30 million secured by the Joslyn Sales Lines.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Corporation as at March 31, 2005, both before and after giving effect to the Offering.

	Outstanding as at March 31, 2005 before giving effect to the Offering	**Outstanding as at March 31, 2005 after giving effect to the Offering**
	(unaudited)	(unaudited)
Long-term debt[1]	nil	nil
Share Capital[2]	$222,730,908 (47,948,484 Common Shares)	$261,260,908[3] (50,948,484 Common Shares)

Note:

(1) The Corporation has a $65 million line of credit from two Canadian banks. DCPL has a $30 million credit line with a Canadian bank for the purpose of funding the Joslyn Sales Lines.

(2) As at March 31, 2005 there were up to 2,864,003 Common Shares issuable pursuant to outstanding performance share units and stock options of the Corporation.

(3) After deducting expenses of the Offering estimated to be $230,000 and the Underwriters' fee of $2,040,000.

Since December 31, 2004, the Corporation has issued 50,026 Common Shares pursuant to the exercise of stock options and performance share units, for gross proceeds of $265,906. There have been no other material changes in the Corporation's share or loan capital, on a consolidated basis, since December 31, 2004.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of first preferred shares, issuable in series. As of May 31, 2005, 47,948,484 Common Shares were issued and outstanding and no first preferred shares were outstanding. The holders of Common Shares are entitled to one vote per share at meetings of the Corporation's shareholders, to receive such dividends as declared by the Corporation and to receive remaining property and assets upon the Corporation's dissolution or winding up. Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

PLAN OF DISTRIBUTION

Pursuant to an agreement dated June 10, 2005 (the "Underwriting Agreement") between the Corporation and the Underwriters, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, on June 30, 2005 or on such other date as the parties may agree, but in any event no later than July 15, 2005, all of the Offered Shares at a price of $13.60 per share for an aggregate price of $40,800,000, payable in cash to the Corporation against delivery of a certificate or certificates representing such Offered Shares, subject to compliance with all necessary legal requirements and the terms and conditions of the Underwriting Agreement. The Corporation has agreed to pay to the Underwriters at closing a fee of $0.68 per Offered Share for the services rendered by the Underwriters in connection with the Offering.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and also may be terminated upon the occurrence of certain stated events. If any one or more of the Underwriters fails to purchase the Offered Shares which it has agreed to purchase and the number of such Offered Shares is not more than 10% of the aggregate number of Offered Shares, the non-defaulting Underwriters are obligated severally, in their respective proportions, to purchase their applicable percentage of the Offered Shares and shall be entitled, at their option, but shall not be obligated to purchase all but not less than all of the Offered Shares which such defaulting Underwriter failed to purchase. If any one or more of the Underwriters fails to purchase the Offered Shares which it has agreed to purchase and the number of such Offered Shares is more than 10% of the aggregate number of Offered Shares, then the non-defaulting Underwriters may terminate their obligations but have the right, but are not obligated, to purchase all of the Offered Shares which would otherwise have been purchased by such defaulting Underwriters on a pro rata basis. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any are purchased under the Underwriting Agreement. The Corporation has agreed to indemnify the Underwriters in certain circumstances. The offering price of $13.60 per Offered Share was determined by negotiation between Deer Creek and Peters & Co. Limited, on its own behalf and on behalf of the other Underwriters.

The Underwriting Agreement provides that the Corporation will not, during a period ending 90 days after the closing of the Offering, issue or sell, agree to issue or sell or announce any intention to issue or sell any Common Shares or securities convertible into or exchangeable for Common Shares in connection with financing transactions (which, for greater certainty, shall not include the grant or exercise of options or performance share units to or by officers, directors and employees) without the prior consent of Peters & Co. Limited, which consent may not be unreasonably withheld.

Pursuant to policy statements of certain securities commissions, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. This restriction is subject to certain exceptions. These exceptions include: (i) a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. Pursuant to the first-mentioned exception, in connection with the Offering the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Offered Shares have not been and will not be registered under the *United States Securities Act of 1933* as amended (the "1933 Act") or any state securities laws, and accordingly may not be offered or

sold within the United States of America or to U.S. persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. However, the Underwriting Agreement permits the Underwriters to offer and resell the Common Shares acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers (as defined in Rule 144A under the 1933 Act) in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act or to accredited investors in transactions exempt from registration under the 1933 Act. In addition, the Underwriting Agreement provides that the Underwriters will offer and sell Common Shares outside the United States only in accordance with Regulation S under the 1933 Act. Each Underwriter has agreed that, except as permitted by the Underwriting Agreement, it will not offer or sell the Offered Shares within the United States or to U.S. Persons.

In addition, until 40 days after the commencement of the Offering, any offer or sale of Offered Shares within the United States by any dealer (whether or not it is participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in a transaction exempt from the registration requirements of the 1933 Act.

The Corporation has applied to list the Offered Shares on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

RISK FACTORS

A prospective purchaser of the Offered Shares should carefully consider the risk factors set forth below as well as the other information contained in and incorporated by reference in this short form prospectus before purchasing the Offered Shares. Additional risks and uncertainties that the Corporation may be unaware of, or that the Corporation currently determines to be immaterial may also become important factors which affect the Corporation.

Status of the Joslyn Project and Stage of Development of the Corporation

The Joslyn Project is currently in the development stage. There is a risk that the Joslyn Project will not be completed on time, on budget or at all. Additionally, there is a risk that the Joslyn Project may have delays, interruptions of operations or increased costs due to many factors, including, without limitation:

- breakdown or failure of equipment or processes;
- construction performance falling below expected levels of output or efficiency;
- design errors;
- contractor or operator errors;
- non-performance by third-party contractors;
- labour disputes, disruptions or declines in productivity;
- increases in materials or labour costs;
- inability to attract sufficient numbers of qualified workers;
- delays in obtaining, or conditions imposed by, regulatory approvals;
- changes in Joslyn Project scope;
- permit requirement violation;
- reservoir performance;
- energy supply disruption;
- drilling rigs and services availability;
- catastrophic events such as fires, earthquakes, storms or explosions; and
- challenges to the proprietary technology of the Corporation.

Given the stage of development of the Joslyn Project, various changes to the Joslyn Project may be made by the Corporation during implementation of or prior to completing the Joslyn Project. The information contained in this short form prospectus and the documents incorporated by reference, including, without limitation, reserve and economic evaluations is conditional upon receipt of all regulatory approvals and no material changes being made to the Joslyn Project or its scope.

The current construction and operations schedules may not proceed as planned, there may be delays and the Joslyn Project may not be completed as budgeted. Any such delays will likely increase the costs of the Joslyn Project and may require additional financing, which financing may not be available.

Actual costs to construct and develop the Joslyn Project will vary from the estimates set forth in this short form prospectus and the documents incorporated by reference and such variances may be significant.

Insufficient Funding

The Joslyn Project, as with all oil sands projects, will be highly capital intensive requiring significant amounts of financing. The Corporation intends to finance the Joslyn Project from internally generated cash flow, securing debt and sales of securities. Capital requirements are subject to oil and natural gas prices and capital market risks, primarily the availability and cost of capital. There can be no assurance that sufficient capital will be available to the Corporation, or available to the Corporation on acceptable terms or on a timely basis, to fund its capital obligations in respect of the Joslyn Project or any other capital obligation it may have. See also "Debt Service".

Debt Service

Under the terms of the $65 million credit facility provided by certain Canadian banks to the Corporation (the "Credit Facility"), the Corporation may use the funds to develop the Joslyn Project. Under the terms of the $30 million credit facility provided by a Canadian bank to DCPL (the "DCPL Facility"), DCPL may use the funds to develop the Joslyn Sales Lines. Variations in interest rates could result in significant changes in the amount required to be applied to debt service and would affect the financial results of operations of the Corporation. If the Corporation does not earn sufficient income from the Joslyn Project to meet its debt service obligations, the lenders may be able to foreclose on the Corporation's ownership interest.

Pursuant to the debenture dated December 1, 1999 granted by the Corporation in favour of Talisman Energy Inc. ("Talisman") in the principal amount of $21 million (the "Talisman Debenture"), the Corporation is obligated to pay up to 84% of $21 million plus accrued interest to Talisman in part satisfaction of the consideration payable to Talisman for the acquisition of Lease 24. The remaining 16% of the obligation is borne by a subsidiary of Enerplus Resources Fund ("Enerplus"). All amounts assumed by Enerplus under the Talisman Debenture are guaranteed by Deer Creek. The payments under the Talisman Debenture are payable by the Corporation in three installments upon the Corporation meeting certain production milestones on Lease 24. If the Corporation achieves the production milestones under the Talisman Debenture and does not meet its payment obligations thereunder, Talisman may foreclose on the Corporation's ownership interest in the Joslyn Project.

The Talisman Debenture is secured by a fixed and specific mortgage and charge over properties purchased by the Corporation under the Talisman Debenture, as well as after acquired personal and real property. An event of default under either the Credit Facility or the Talisman Debenture triggers a deemed default under the other.

Government Regulation

The oil and gas industry in Canada, including the oil sands industry, operates under federal, provincial and municipal legislation and regulation governing such matters as land tenure, prices, royalties, production rates, environmental protection controls, income, the exportation of crude oil, natural gas and other products, as well as other matters. The industry is also subject to regulation by governments in such matters as the awarding or acquisition of exploration and production rights, oil sands or other interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields and mine sites (including restrictions on production) and possibly expropriation or cancellation of contract rights.

Government regulations may be changed from time to time in response to economic or political conditions. The exercise of discretion by governmental authorities under existing regulations, the implementation of new regulations or the modification of existing regulations affecting the crude oil and natural gas industry could reduce demand for crude oil and natural gas, increase the Corporation's costs and have a material adverse impact on the Corporation.

Before proceeding with any phase of development in the Joslyn Project the Corporation must obtain all required regulatory approvals. Each phase of development will require separate regulatory approvals which are uncertain. The regulatory approval process can involve stakeholder consultation, environmental impact assessments and public hearings, among other things. In addition, regulatory approvals may be subject to conditions including security deposit obligations and other commitments. Failure to obtain regulatory approvals, or failure to obtain them on a timely basis, could result in delays, abandonment or restructuring of the Joslyn Project and increased costs, all of which could have a material adverse affect on the Corporation.

Royalty Regime

In the event that the Joslyn Project is developed and becomes operational, the Corporation's revenue and expenses will be directly affected by the royalty regime applicable to the Joslyn Project. The economic benefit of future capital expenditures for the Joslyn Project is, in many cases, dependent on a satisfactory royalty regime. There can be no assurance that the federal government and the Province of Alberta will not adopt a new royalty regime which will make capital expenditures uneconomic or that the regime currently in place will remain unchanged.

Capital Availability

The Corporation may issue additional Common Shares or other securities to finance the Joslyn Project and certain of the Corporation's other capital expenditures. The articles of the Corporation permit the Corporation to issue an unlimited number of Common Shares and first preferred shares without the approval of the holders thereof. Holders of Common Shares will have no pre-emptive or participation rights in connection with such additional issues. The Board of Directors has discretion in connection with the price and the terms of issue of Common Shares. Such future issuances may be dilutive to investors.

Reserves and Resources

There are numerous uncertainties inherent in estimating quantities of reserves and resources, including many factors beyond the Corporation's control, and no assurance can be given that the indicated level of reserves or recovery of bitumen will be realized. In general, estimates of economically recoverable bitumen reserves and the future net cash flow therefrom are based upon a number of factors and assumptions made as of the date on which the reserve and resource estimates were determined, such as

geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable bitumen, the classification of such reserves based on risk of recovery and estimates of future net revenue expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially.

Estimates with respect to reserves and resources that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history may result in variations in the estimated reserves.

Reserve and resource estimates may require revision based on actual production experience. Such figures have been determined based upon assumed oil prices and operating costs. Market price fluctuations of oil prices may render uneconomic the recovery of certain grades of bitumen. Moreover, short term factors relating to oil sands resources may impair the profitability of the Joslyn Project in any particular period.

No assurance can be provided as to the gravity or quality of bitumen produced from the Joslyn Project.

Title Risks

The Corporation is satisfied that it has good and proper right, title and interest in and to Leases 24 and 74. However, the Corporation has not obtained title opinions in respect of the leases and, accordingly, the Corporation's ownership of the leases could be subject to prior unregistered agreements or interests or undetected claims or interests.

Changes in Government Regulation

Lease 24 and Lease 74 are subject to the *Oil Sands Tenure Regulation* (Alberta) which was introduced in 2000. This legislation deems the Joslyn Lease to continue beyond its primary term to the extent that the lessee has attained the minimum level of evaluation of the oil sands in Lease 24 and Lease 74 or Lease 24 and Lease 74 are producing. There can be no assurance that the Corporation will be able to comply with the requirements of the *Oil Sands Tenure Regulation* (Alberta). In addition, the Minister, in certain circumstances, may change the designation of any lease subject to the legislation and provide notice requiring the Corporation to commence production or recovery of, or to increase existing production or recovery of bitumen or other oil sands products within the time specified in such notice. There can be no assurance that if such a notice is given, the Corporation will be able to comply with its terms to maintain Lease 24 or Lease 74. Additionally, the *Oil Sands Tenure Regulation* (Alberta) expires on December 1, 2008 and, if such legislation is not renewed in its present or similarly favourable form, the status of Lease 24 and Lease 74 may be in question.

SAGD Bitumen Recovery Process

The recovery of bitumen using the SAGD process is subject to uncertainty. The SAGD process has had limited production history in commercial projects. Although the Corporation conducted a SAGD pilot test on the Joslyn Lease, there can be no assurance that the Joslyn Project will achieve the same or similar results as the pilot project or produce bitumen at the expected levels or costs, on schedule or at all.

Infrastructure for Project Facilities

The Corporation will depend, to a large extent, on third party designers, contractors and suppliers to design and construct each phase of the Joslyn Project. The Joslyn Project will also depend on certain infrastructure owned and operated or to be constructed by others, including, without limitation, pipelines for the transportation of diluent and produced bitumen to the market, natural gas, water source and disposal pipelines, electrical grid transmission lines for the provision and/or sale of electricity to Deer Creek and roadways providing access to various areas of the Joslyn Lease. The failure of any or all of these third parties to supply utilities, services or construct the infrastructure required for future phases of the Joslyn Project on a timely basis and on acceptable commercial terms will negatively impact Deer Creek's operation of the Joslyn Project.

Dependence on Third Parties

The business of the Corporation, and the Joslyn Project in particular, is also subject to the risk that Enerplus may change its business strategies and determine not to proceed with future phases of the Joslyn Project. The Corporation will be subject to the risk of default by Enerplus in meeting its obligations to pay its proportionate share of expenditures of the Joslyn Project prior to its payments under the joint venture agreement dated for reference July 1, 2002 made between the Corporation and a wholly-owned subsidiary of Enerplus (the "Joint Venture Agreement") reaching the Commitment Amount (as defined in the Joint Venture Agreement"). Such default by Enerplus may adversely affect the continuation of the Joslyn Project, the construction or operations of the Joslyn Project or other facets of the Joslyn Project, any of which may adversely affect the Corporation.

The success and ability of the Corporation to compete depends to a significant extent on the proprietary technology of third parties that has been, or is required to be, licensed by the Corporation. Further, others may develop technologies that are similar or superior to the technology that the Corporation licenses from third parties or design around the patents owned by such third parties. Despite the efforts of such third parties, the intellectual property rights licensed by the Corporation may be invalidated, circumvented, challenged, infringed or required to be licensed to others. It cannot be assured that any steps the Corporation or such third parties may take to protect the intellectual property rights of such third parties will prevent the termination of licenses from third parties.

The availability of diluent and the sale of bitumen may be dependent on the continued operation of third party upgraders, refineries, terminals and pipelines. Disruption in the operation of these facilities may reduce the availability of diluent and/or reduce the market for the Corporation's bitumen production.

Commodity Prices

The Corporation's financial results will be dependent upon the prevailing price of crude oil and natural gas. Oil prices, natural gas prices and heavy oil differentials fluctuate significantly in response to regional, national and global supply and demand factors beyond the control of the Corporation. Political and economic developments around the world can affect world oil and natural gas supply and prices.

Any prolonged period of low oil prices, high natural gas prices and/or high heavy oil differentials could result in a decision by the Corporation to suspend or reduce production. Any such suspension or reduction of production would result in a corresponding substantial decrease in the Corporation's revenue and earnings and could materially impact the Corporation's ability to meet its debt servicing obligations and could expose the Corporation to significant additional expense as a result of any future long-term contracts. If production was not suspended or reduced during such period, the sale of the petroleum products produced by the Joslyn Project at such reduced prices would lower the Corporation's revenue.

Operating Costs

The cost of natural gas, which has the potential to vary considerably, is a significant component of the cost of production of the bitumen produced by the Joslyn Project. The availability and cost of diluent also has the potential to vary considerably. The Corporation's earnings may be reduced if significant increases in natural gas or diluent prices are incurred.

Environmental Considerations

The construction, operation and decommissioning of the Joslyn Project and reclamation of the Joslyn Project's land are conditional upon various environmental and regulatory approvals issued by governmental authorities. There is no assurance such approvals will be issued, or once issued renewed, or that they will not contain terms and conditions which make the Joslyn Project uneconomic or cause the Corporation to significantly alter the Joslyn Project. Further, the construction, operation and decommissioning of the Joslyn Project and reclamation of the Joslyn Project's lands will be subject to approvals and laws and regulations relating to environmental protection and operational safety. Although the Corporation believes that the Joslyn Project will be in general compliance with applicable environmental and safety approvals, laws and regulations, risks of substantial costs and liabilities are inherent in oil sands recovery and there can be no assurance that substantial costs and liabilities will not be incurred or that the Joslyn Project will be permitted to carry on operations. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the Joslyn Project's operations, could result in substantial costs and liabilities to the Corporation or delays to or abandonment of the Joslyn Project.

Canada is a signatory to, and has ratified, the Kyoto Protocol established under the United Nations Framework Convention on Climate Change (the "Convention") to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane and nitrous oxide greenhouse gases. The Joslyn Project will be a significant producer of some greenhouse gases covered by the Convention. The Government of Canada has put forward a Climate Change Plan for Canada which suggested further legislation that will set carbon dioxide and other greenhouse gases emission reduction requirements for various industrial activities, including oil sands. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's *Climate Change and Emissions Management Act* (unproclaimed), may require the reduction of emissions or emissions intensity from the Corporation's operations and facilities. The reductions may not be technically or economically feasible and the failure to meet such emission reduction requirement may materially adversely affect the Corporation's business and result in fines, penalties and the suspension of operations. No assurance can be given that future environmental approvals, laws or regulations will not adversely impact the ability to operate the Joslyn Project or increase or maintain production or will not increase unit costs of production. Equipment from suppliers which can meet future emission standards may not be available on an economic basis and other methods of reducing emissions to required levels in the future may significantly increase operating costs or reduce output. There is a risk that the federal and/or provincial governments could pass legislation which would tax such emissions or require, directly or indirectly, reductions in such emissions produced by energy industry participants, including the Joslyn Project, for which the Joslyn Project may be unable to mitigate. Mitigation of the risk of future legislative or regulatory limits on the emission of greenhouse gases may include the acquisition of emission reduction or off-set credits from third parties. However, emission reduction or off-set credits may not be available for acquisition by the Joslyn Project or may not be available on an economic basis and may not be recognized or qualify under future legislative or regulatory regimes as mitigation for the emission of greenhouse gases by the Joslyn Project.

Operational Hazards

The operation of the Joslyn Project will be subject to the customary hazards of recovering, transporting and processing hydrocarbons, such as fires, explosions, gaseous leaks, migration of harmful substances, blowouts and oil spills. A casualty occurrence might result in the loss of equipment or life, as well as injury or property damage. The Corporation will not carry insurance with respect to all potential casualty occurrences and disruptions. It cannot be assured that the Corporation's insurance will be sufficient to cover any such casualty occurrences or disruptions. The Project could be interrupted by natural disasters or other events beyond the control of Deer Creek. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on the Joslyn Project and on the Corporation's business, financial condition and results of operations.

Recovering bitumen from oil sands involves particular risks and uncertainties. The Project is susceptible to loss of production or slowdowns. Severe climatic conditions can cause reduced production and in some situations result in higher costs. SAGD bitumen recovery facilities and development and expansion of production can entail significant capital outlays. Equipment failures could result in damage to the Joslyn Project's facilities or wells, and liability to third parties against which the Corporation may not be able to fully insure or may elect not to insure because of high premium costs or for other reasons.

Abandonment and Reclamation Costs

The Corporation will be responsible for compliance with terms and conditions of environmental and regulatory approvals and all laws and regulations regarding the abandonment of the Joslyn Project and reclamation of its lands at the end of its economic life, which abandonment and reclamation costs may be substantial. A breach of such legislation and/or regulations may result in the imposition of fines and penalties, including an order for cessation of operations at the site until satisfactory remedies are made. Costs associated with abandonment and reclamation will be a function of regulatory requirements at such time and the value of the salvaged equipment may be more or less than the abandonment and reclamation costs. In addition, in the future the Corporation may determine it prudent or be required by applicable laws or regulations to establish and fund one or more reclamation funds to provide for payment of future abandonment and reclamation costs.

Human Resources

Deer Creek has assembled a management and field operations team for its existing SAGD operations. However, the labour force in Fort McMurray and surrounding area is limited and the inability to staff future projects could have an adverse affect on the Corporation's development plans. In addition, rising personnel costs could result in increases in general and administrative expenses and labour costs associated with future development.

Principal Shareholder

As of May 31, 2005, the Beacon Group Energy Investment Fund II, LP beneficially owned 15,320,401 Common Shares (which is comprised of 2,276,949 Common Shares held directly and 13,043,452 Common Shares held through Riverside Investments LLC on behalf of the Beacon Group Energy Investment Fund II, LP) and Friends of Lime Rock LP beneficially owns 656,127 Common Shares. These investments in the Corporation are managed by Lime Rock Management LP ("Lime Rock"). As a result, Lime Rock will effectively be in a position to defeat any matters requiring the passing of a special resolution of the shareholders of the Corporation.

Competition

The Canadian and international petroleum industry is highly competitive in all aspects, including the exploration for, and the development of, new sources of supply, the acquisition of oil interests and the distribution and marketing of petroleum products. The Joslyn Project competes with other producers of bitumen and conventional producers of oil and gas. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers.

A number of companies other than the Corporation have announced plans to enter the oil sands business, or expand existing operations. Expansion of existing operations and development of new projects could materially increase the supply of bitumen in the marketplace. Depending on the levels of future demand, increased supplies could have a negative impact on prices.

Foreign Exchange

Crude oil prices are generally based on a U.S. dollar market price, while certain operating and capital costs will be primarily in Canadian dollars. Fluctuations in exchange rates between the U.S. and Canadian dollar will therefore give rise to foreign currency exchange exposure. The Corporation may mitigate the impact of exchange rate fluctuations for both revenue and cost relating to the Joslyn Project by hedging. There is no assurance that any hedging which may be undertaken by the Corporation will be successful and, if not successful, could result in serious adverse effects on the Corporation's financial condition and business.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada. Certain aboriginal peoples have filed a claim against the Government of Canada, the Province of Alberta, certain governmental entities and the regional municipality of Wood Buffalo (which includes the City of Fort McMurray, Alberta) claiming, among other things, aboriginal title to large areas of lands surrounding Fort McMurray, including the lands on which the Joslyn Project and most of the other oil sands operations in Alberta are located. Such claims, if successful, could have a significant adverse effect on the Corporation and the Joslyn Project.

Hedging Risks

The nature of the Corporation's operations will result in exposure to fluctuations in commodity prices. The Corporation may use financial instruments and physical delivery contracts to hedge its exposure to these risks. If the Corporation engages in hedging it will be exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments. Additionally, if product prices increase above those levels specified in any future hedging agreements, the Corporation could lose the cost of floors or ceilings or a fixed price could limit the Corporation from receiving the full benefit of commodity price increases. If the Corporation enters into hedging arrangements, it may suffer financial loss if it is unable to commence operations on schedule or is unable to produce sufficient quantities of oil to fulfill its obligations.

The Corporation may also hedge its exposure to the costs of inputs to the Joslyn Project. If the prices of these inputs falls below the levels specified in any future hedging agreements, the Corporation could lose the cost of ceilings or a fixed price could limit it from receiving the full benefit of commodity price decreases.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to Deer Creek, and Stikeman Elliott LLP, counsel to the Underwriters (collectively, "Counsel"), subject to compliance with the prudent investment standards and general investment provisions of the following statutes (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals, and, in certain circumstances, the filing of such policies, procedures or goals, the Offered Shares are not, at the date hereof, precluded as investments under or by the following statutes:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Cooperative Credit Associations Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Pension Benefits Standards Act (British Columbia)
Financial Institutions Act (British Columbia)
Alberta Heritage Savings Trust Fund Act (Alberta)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
The Pension Benefits Act, 1992 (Saskatchewan)
The Insurance Act (Manitoba)
The Pension Benefits Act (Manitoba)
The Trustee Act (Manitoba)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
Trustee Act (Ontario)
an Act respecting insurance (Québec) (in respect of an insurer, as defined therein, incorporated under the laws of the Province of Québec, other than a guarantee fund)
an Act respecting trust companies and savings companies (Québec) (for a trust Company investing its own funds and deposits it receives or a savings Company, as defined therein, which invests its own funds)
Supplemental Pension Plans Act (Québec)

In the opinion of such Counsel, the Offered Shares will also, at the time of their sale as contemplated hereunder, be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (provided that the Offered Shares are listed on a prescribed stock exchange, which currently includes the TSX) and will not, at such time, be foreign property, as that term is defined in the *Income Tax Act* (Canada). The Canadian federal budget tabled on February 23, 2005 (Bill C-43) proposes to eliminate the limit in respect of foreign property that may be held by such plans, registered pension plans and other taxpayers subject to the foreign property limit for months that end after 2004.

INTERESTS OF EXPERTS

As at the date hereof, the partners and associates of each of Bennett Jones LLP and Stikeman Elliott LLP as a group own beneficially, directly or indirectly, less than 1% of the outstanding Common Shares.

As at the date hereof, the principals of Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants to the Corporation, as a group own beneficially, directly or indirectly, less than 1% of the outstanding Common Shares.

RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN UNDERWRITERS

Each of RBC Dominion Securities Inc. and CIBC World Markets Inc. is a subsidiary of a Canadian financial institution which is a lender to the Corporation pursuant to the Credit Facility. Consequently, the Corporation may be considered a "connected issuer" of each of RBC Dominion Securities Inc. and CIBC World Markets Inc. under applicable Canadian securities legislation. Currently there are no amounts outstanding under the Credit Facility and the Corporation is currently compliant with the terms of the Credit Facility. The Credit Facility is secured by a security interest over all of the assets of the Corporation.

The terms and conditions of the Offering were negotiated by the Underwriters and the Corporation without the involvement of the applicable financial institutions. None of the Underwriters described above will derive any benefit from the Offering other than the remuneration described above which is payable by the Corporation.

AUDITORS, REGISTRAR AND TRANSFER AGENT OF THE CORPORATION

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, 111 - 5th Avenue S.W., Suite 3100, Calgary, Alberta, T2P 5L3.

The transfer agent and registrar for the Common Shares is Valiant Trust Corporation of Canada at Suite 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1.

PURCHASER'S STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITOR'S CONSENT

We have read the short form prospectus of Deer Creek dated •, 2005 relating to the sale and issuance of 3,000,000 Common Shares. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report dated February 23, 2005 to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2004 and 2003 and the consolidated statements of income and deficit and cash flows for the years then ended.

(Signed) •
Chartered Accountants
Calgary, Alberta
•, 2005

CERTIFICATE OF CORPORATION

Dated: June 14, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

DEER CREEK ENERGY LIMITED

(signed) GLEN C. SCHMIDT
President and Chief Executive Officer

(signed) JOHN S. KOWAL
Vice President, Finance
and Chief Financial Officer

On behalf of the Board of Directors:

(signed) S. BARRY JACKSON
Director

(signed) JOHN G. CLARKSON
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: June 14, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

PETERS & CO. LIMITED

(signed) Ian D. Bruce

RBC DOMINION SECURITIES INC.

(signed) Kent D. Ferguson

MERRILL LYNCH CANADA INC.

(signed) Aaron J. Papps

CIBC WORLD MARKETS INC.

(signed) T. Timothy Kitchen

BMO NESBITT BURNS INC.

(signed) Danny C. Mah

NATIONAL BANK FINANCIAL INC.

(signed) Robert B. Wonnacott

RAYMOND JAMES LTD.

(signed) Jason L. Holtby

SALMAN PARTNERS INC.

(signed) Francesco G. Mele



DEER CREEK
Energy Limited

QUEBECOR MERRILL
CANADA INC
Printed In Canada

Deer Creek Energy Ltd

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Glen C. Schmidt, President and Chief Executive Officer of Deer Creek Energy Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Deer Creek Energy Limited (the issuer) for the year ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstance under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

March 11, 2005

"Glen C. Schmidt" *(signed)*
President and
Chief Executive Officer

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, John S. Kowal, Vice President, Finance and Chief Financial Officer of Deer Creek Energy Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Deer Creek Energy Limited (the issuer) for the year ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstance under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

March 11, 2005

"John S. Kowal" *(signed)*
Vice President, Finance
and Chief Financial Officer

FORM 52-109FT2
Certificate of Interim Filings during Transition Period

I, Glen C. Schmidt, President and Chief Executive Officer of Deer Creek Energy Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Deer Creek Energy Limited** for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

May 5, 2005

(signed) *Glen C. Schmidt*
Glen C. Schmidt
President and Chief Executive Officer

FORM 52-109FT2
Certificate of Interim Filings during Transition Period

I, John S. Kowal, Vice President, Finance and Chief Financial Officer of Deer Creek Energy Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Deer Creek Energy Limited** for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

May 5, 2005

(signed) *John S. Kowal*
John S. Kowal
Vice President, Finance and Chief Financial Officer